Exhibit 99.2

ANNUAL FINANCIAL STATEMENTS

FOR THE YEAR ENDED
DECEMBER 31, 2015

March 14, 2016

INDEPENDENT AUDITOR’S REPORT

To the Shareholders and Board of Directors of Amaya Inc.

We have audited the accompanying consolidated financial statements of Amaya Inc., which comprise the consolidated statement of financial position as at December 31, 2015 and the consolidated statement of earnings (loss), consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Amaya Inc. as at December 31, 2015 and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

The consolidated financial statements of Amaya Inc. for the year ended December 31, 2014 (prior to adjustments described in Notes 5, 11 and 12) were audited by another auditor who expressed an unmodified opinion on those consolidated financial statements on March 30, 2015.

As part of our audit of the consolidated financial statements of Amaya Inc. for the year ended December 31, 2015 we also audited the adjustments described in Notes 5, 11 and 12 of the consolidated financial statements for the year ended December 31, 2015, that were applied to retrospectively adjust the accounting for segments, discontinued operations, and other reclassifications for consolidated financial statements for the year ended December 31, 2014.

In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the consolidated financial statements of Amaya Inc. for the year ended December 31, 2014 other than with respect to the adjustments described in Notes 5, 11 and 12 and, accordingly, we do not express an opinion or any other form of assurance on the consolidated financial statements for the year ended December 31, 2014 taken as a whole.

/s/ Deloitte LLP

Chartered Accountants

14 March 2016

London, United Kingdom

INDEPENDENT AUDITOR’S REPORT

To the Shareholders and Board of Directors of Amaya Inc.

We have audited, before the effects of the adjustments described below in the Other Matter paragraph,  the accompanying consolidated financial statements of Amaya Inc., which comprise the consolidated statement of financial position as at December 31, 2014, and the consolidated statement of earnings (loss), consolidated statement of comprehensive income consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, (the 2014 consolidated financial statements before the effects of the adjustments described below in the Other Matter paragraph are not presented herein), and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements, before the effects of the adjustments described below in the Other Matter paragraph, present fairly, in all material respects, the financial position of Amaya Inc. as at December 31, 2014, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

As part of our audit of the consolidated financial statements of Amaya Inc. for the year ended December 31, 2014 we have not audited the adjustments described in Notes 5, 11 and 12 of the consolidated financial statements for the year ended December 31,

2015, that were applied to retrospectively adjust the accounting for segments, discontinued operations, and other reclassifications for the consolidated financial statements for the year ended December 31, 2014. We were not engaged to audit, review, or apply any procedures related to the adjustments described in Notes 5, 11 and 12 and, accordingly, we do not express an opinion or any other form of assurance on these adjustments reflected in the consolidated financial statements for the year ended December 31, 2014.  These adjustments were audited by another auditor who expressed an unmodified opinion on March 14, 2016.

/s/ Deloitte LLP1

March 30, 2015

Montréal, Canada

__________________
1 CPA auditor, CA, public accountancy permit No. A118581

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

		For the years ended December 31,
Canadian dollars	Note	2015 $000’s (except per share amounts)	2014 $000’s (except per share amounts) (As adjusted – note 11)
Revenues		1,371,040	553,667
Expenses	6
Selling		212,953	90,560
General and administrative		725,546	273,709
Financial		252,446	61,451
Gaming duty		177,964	45,288
Acquisition-related costs		633	21,918
Total expenses		1,369,542	492,926
Gain on sale of subsidiary	30	5,564	19,562
Income (loss) from investments		(13,586)	9,976
Loss from associates		(929)	—
Net earnings (loss) from continuing operations before income taxes		(7,453)	90,279
Income taxes (recovery)	7	18,464	(7,900)
Net earnings (loss) from continuing operations		(25,917)	98,179
Net earnings (loss) from discontinued operations (net of tax)	8	264,825	(105,708)
Net earnings (loss)		238,908	(7,529)
Net earnings (loss) attributable to
Shareholders of Amaya Inc.		239,412	(7,529)
Non-controlling interest		(504)	—
Net earnings (loss)		238,908	(7,529)
Basic earnings (loss) from continuing operations per common share	10	$(0.19)	$0.89
Diluted earnings (loss) from continuing operations per common share	10	$(0.19)	$0.71
Basic earnings (loss) per common share	10	$1.79	$(0.07)
Diluted earnings (loss) per common share	10	$1.21	$(0.07)

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the years ended December 31,
	2015	2014
	$000’s	$000’s
Canadian dollars		(As adjusted – note 11)
Net earnings (loss)	238,908	(7,529)
Items that are or may be reclassified to net earnings
Available-for-sale investments – (loss) gain in fair value (net of income tax recovery of $2,230) (2014 - net of income tax expense $3,618)	(22,546)	19,546
Available-for-sale investments – reclassified to net earnings	(11,391)	(3,814)
Foreign continuing operations – unrealized foreign currency translation differences	543,290	155,542
Foreign discontinued operations – unrealized foreign currency translation differences	(17,237)	(32,162)
Foreign operations – foreign currency translation differences reclassified to net earnings upon disposal	40,561	(4,530)
Cash flow hedges – effective portion of changes in fair value (net of income tax of nil (2014 - nil))	(9,769)	—
Cash flow hedges – reclassified to net earnings (net of income tax of nil (2014 - nil))	(60,756)	—
Other	824	—
Other comprehensive income	462,976	134,582
Total comprehensive income	701,884	127,053

See accompanying notes.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
		2015	2014
		$000’s	$000’s
Canadian dollars	Note		(As adjusted – note 12)
ASSETS
Current assets
Cash		379,713	425,453
Restricted cash	17	—	112,530
Accounts receivable		99,153	159,076
Inventories		1,045	10,217
Prepaid expenses and deposits	18	42,536	37,646
Current investments	16	425,695	398,487
Income tax receivable		37,329	20,717
Derivatives	22	18,664	—
Promissory note	30	—	3,783
Total current assets		1,004,135	1,167,909
Non-current assets
Restricted cash	17	163,546	67,747
Prepaid expenses and deposits	18	30,162	27,870
Investments in associates	15	14,855	2,129
Long-term investments	16	13,096	11,938
Promissory note		10,657	—
Property and equipment	14	65,175	94,811
Investment tax credits receivable		1,951	7,731
Deferred income taxes	7	417	54,788
Goodwill and intangible assets	13	6,504,128	5,732,105
Total non-current assets		6,803,987	5,999,119
Total assets		7,808,122	7,167,028
LIABILITIES
Current
Accounts payable and accrued liabilities		194,168	178,990
Other payables	24	123,800	212,691
Provisions	25	24,762	46,479
Customer deposits	26	613,831	600,966
Income tax payable		39,965	32,966
Current maturity of long-term debt	20	45,519	11,451
Derivatives	22	25,912	—
Total current liabilities		1,067,957	1,083,543
Non-current liabilities
Other payables	24	787	7,986
Long-term debt	20	3,372,217	3,494,547
Provisions	25	537,010	412,971
Derivatives	22	8,446	—
Deferred income taxes	7	28,757	46,788
Total non-current liabilities		3,947,217	3,962,292
Total liabilities		5,015,174	5,045,835
Commitments and contingencies	23, 32
EQUITY
Share capital	27	1,678,385	1,683,572
Reserves	28	920,186	484,538
Retained earnings (deficit)		192,495	(46,917)
Equity attributable to the owners of Amaya, Inc.		2,791,066	2,121,193
Non-controlling interest		1,882	—
Total equity		2,792,948	2,121,193
Total liabilities and equity		7,808,122	7,167,028

See accompanying notes.

Approved and authorized for issue on behalf of the Board on March 14, 2016.

(Signed) “Daniel Sebag”, Director	(Signed) “David Baazov”, Director
Daniel Sebag, CFO	David Baazov, CEO

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2015 and 2014

	Share Capital
Canadian dollars	Common shares number	Convertible preferred shares number	Common shares amount $000’s	Convertible preferred shares amount $000’s	Reserves (note 28) $000’s	Retained Earnings/ (Deficit) $000’s	Equity Attributable to Common Shareholders $000's	Non-controlling interest $000’s	Total equity $000’s
Balance – January 1, 2014	94,078,297	—	220,683	—	13,052	(39,388)	194,347	—	194,347
Net loss (As adjusted – note 11)	—	—	—	—	—	(7,529)	(7,529)	—	(7,529)
Other comprehensive income (As adjusted – note 11)	—	—	—	—	134,582	—	134,582	—	134,582
Total comprehensive income	—	—	—	—	134,582	(7,529)	127,053	—	127,053
Issue of common shares in relation to exercised warrants	3,132,860	—	57,770	—	(51,491)	—	6,279	—	6,279
Issue of common shares in relation to exercised employee stock options	649,159	—	3,204	—	(708)	—	2,496	—	2,496
Issue of equity component of mezzanine subordinated unsecured term loan, net of transaction costs	—	—	—	—	15,977	—	15,977	—	15,977
Issue of convertible preferred shares in relation to Rational Group Acquisition	—	1,139,356	—	795,875	—	—	795,875	—	795,875
Issue of common shares in relation to Rational Group Acquisition	34,984,025	—	677,987	—	—	—	677,987	—	677,987
Issue of common share purchase warrants	—	—	—	—	365,174	—	365,174	—	365,174
Share issuance costs in relation to Rational Group Acquisition	—	—	(28,369)	(70,055)	—	—	(98,424)	—	(98,424)
Stock-based compensation	—	—	—	—	6,237	—	6,237	—	6,237
Deferred income taxes in relation to share issuance costs	—	—	8,258	18,219	1,715	—	28,192	—	28,192
Balance – December 31, 2014 (As adjusted – note 11)	132,844,341	1,139,356	939,533	744,039	484,538	(46,917)	2,121,193	—	2,121,193
Net earnings (loss)	—	—	—	—	—	239,412	239,412	(504)	238,908
Other comprehensive income	—	—	—	—	462,976	—	462,976	—	462,976
Total comprehensive income	—	—	—	—	462,976	239,412	702,388	(504)	701,884
Issue of common shares in relation to exercised warrants	935,996	—	4,825	—	(808)	—	4,017	—	4,017
Issue of common shares in relation to exercised employee stock options	1,096,564	—	6,648	—	(1,523)	—	5,125	—	5,125
Conversion of preferred shares	4,592	(107)	107	(107)	—	—	—	—	—
Stock-based compensation	—	—	—	—	18,107	—	18,107	—	18,107
Purchase of treasury shares	(1,455,300)	—	(10,260)	—	(35,293)	—	(45,553)	—	(45,553)
Put liability (note 22)	—	—	—	—	(7,811)	—	(7,811)	—	(7,811)
Deferred income taxes in relation to share issuance costs	—	—	(1,800)	(4,600)	—	—	(6,400)	—	(6,400)
Non-controlling interest	—	—	—	—	—	—	—	2,386	2,386
Balance – December 31, 2015	133,426,193	1,139,249	939,053	739,332	920,186	192,495	2,791,066	1,882	2,792,948

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the years ended December 31,
		2015	2014
		$000’s	$000’s
Canadian dollars	Note		(As adjusted – note 11)
Operating activities
Net earnings (loss)		238,908	(7,529)
Interest accretion		78,617	27,133
Unrealized loss on foreign exchange		35,386	1,896
Depreciation of property and equipment		13,638	18,998
Amortization of intangible assets		156,920	76,340
Amortization of deferred development costs		2,353	2,978
Stock-based compensation		18,107	6,237
Finance lease		(62)	7,370
Gain on sale of subsidiary		(5,564)	(19,562)
(Gain) loss on discontinued operations, net of tax		(335,883)	36,419
Loss on retirement of debt		35,179	—
Impairment of property and equipment, intangible assets, prepaids and finance leases		13,305	15,167
Impairment on investment in associates		17,965	—
Realized gain on investments		(13,725)	—
Unrealized loss (gain) on investments		16,006	(10,322)
Loss from associates		929	—
Income tax expense recognized in net earnings		18,512	8,627
Interest expense		207,372	106,273
Income taxes paid		(18,010)	(1,074)
Other		(6,952)	(1,961)
Changes in non-cash operating elements of working capital	31	(10,903)	277
Net cash inflows from operating activities		462,098	267,267
Financing activities
Issuance of capital stock in relation with exercised warrants		4,017	6,278
Issuance of capital stock in relation with exercised employee stock options		5,125	2,496
Proceeds from long-term debt		—	3,152,060
Proceeds from convertible preferred share issuance		—	1,139,356
Proceeds from common share issuance		—	699,680
Transaction costs relating to convertible preferred share issuance		—	(70,056)
Transaction costs relating to common share issuance		—	(28,369)
Purchase of treasury shares		(45,553)	—
Interest paid		(240,363)	(76,609)
Repayment of premium on long-term debt		(35,179)	—
Repayment of long-term debt, including transaction costs		(702,935)	(8,534)
Net cash (outflows) inflows from financing activities		(1,014,888)	4,816,302
Investing activities
Additions in deferred development costs		(29,327)	(15,069)
Additions to property and equipment		(20,344)	(18,811)
Acquired intangible assets		(5,545)	(8,691)
Sale (purchase) of investments		35,584	(4,854)
Proceeds from sale of subsidiary		594,486	52,500
Cash disposed of in discontinued operations		(11,397)	(3,277)
Outflow of restricted cash		(76,544)	(180,151)
Settlement of minimum revenue guarantee		(9,761)	(6,935)
Acquisition of subsidiaries		—	(4,597,085)
Other		(2,622)	1,780
Net cash inflows (outflows) from investing activities		474,530	(4,780,593)
(Decrease) Increase in cash		(78,260)	302,976
Cash – beginning of year		425,453	93,640
Unrealized foreign exchange difference on cash		32,520	28,837
Cash – end of year		379,713	425,453

See accompanying notes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF BUSINESS

Amaya Inc. (“Amaya” or the “Corporation”), formerly Amaya Gaming Group Inc., is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. As at December 31, 2015, Amaya had two operating segments within its Business‑to‑Consumer (“B2C”) business, real-money online poker (“Poker”) and real-money online casino and sportsbook (“Casino & Sportsbook”). As it relates to these two operating segments, online revenues include revenues generated through the Corporation’s online, mobile and desktop client platforms. After accounting for discontinued operations as a result of the divestiture of its Business-to-Business (“B2B”) assets, Amaya no longer operates its former B2B business, which previously consisted of certain of its subsidiaries that offered interactive and land-based gaming solutions for the regulated gaming industry worldwide. The former B2B business was previously accounted for as a separate operating segment for the year ended December 31, 2014.

Amaya acquired its B2C operations through the acquisition of 100% of the issued and outstanding ownership interests of Oldford Group Limited (now known as Amaya Group Holdings (IOM) Limited) (“Oldford Group”), parent company of Rational Group Ltd. (now known as Amaya Group Limited) and various subsidiaries (collectively, “Rational Group”) on August 1, 2014 (the “Rational Group Acquisition”). Rational Group operates globally and conducts its principal activities from its headquarters in the Isle of Man. Rational Group owns and operates gaming and related interactive entertainment businesses, which it offers under several owned brands including, among others, PokerStars, Full Tilt, BetStars, StarsDraft, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and Asia Pacific Poker Tour.

Amaya’s registered head office is located at 7600 Trans-Canada Highway, Montréal, Québec, Canada, H9R 1C8 and its common shares are listed on the Toronto Stock Exchange (“TSX”) and the Nasdaq Global Select Market (“Nasdaq”), each under the symbol “AYA”.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The Corporation’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements of the Corporation have been prepared on the historical cost basis, except derivative financial instruments and financial instruments at fair value through profit or loss which are each measured at fair value.

Principles of consolidation

A subsidiary is an entity controlled by the Corporation. As such, the Corporation is exposed, or has rights, to variable returns from its involvement with such entity and has the ability to affect those returns through its current ability to direct such entity’s relevant activities (i.e., control over the entity).

The existence and effect of substantive voting rights that the Corporation potentially has the practical ability to exercise (i.e., substantive rights) are considered when assessing whether the Corporation controls another entity.

The Corporation’s consolidated financial statements include the accounts of the Corporation and its subsidiaries. Upon consolidation, all inter-entity transactions and balances have been eliminated.

Non-controlling interests in subsidiaries are identified separately from the Corporation’s equity therein. Those non-controlling interests that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation may initially be measured at fair value or at the non-controlling interests’ proportionate share of the fair value of the subsidiary’s identifiable net assets. The choice of measurement is made on an acquisition-by-acquisition basis. Other non-controlling interests are initially measured at fair value. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Upon the loss of control of a subsidiary, the Corporation’s profit or loss on disposal is calculated as the difference between (i) the fair value of the consideration received and of any investment retained in the former subsidiary and (ii) the previous carrying amount of the assets (including any goodwill) and liabilities of the subsidiary and any non-controlling interests.

Discontinued operations and assets held for sale

Non-current assets held for sale

A non-current asset (or disposal group) held for sale represents an asset with a carrying amount that will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the sale must be highly probable and the non-current asset (or disposal group) must be available for immediate sale in its present condition. The appropriate level of management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from its classification. Non-current assets (or disposal groups) held for sale are included in the consolidated statements of financial position at fair value less costs to sell, if such amount is lower than the previous carrying amount. Once an asset is classified as held for sale or included in a group of assets held for sale, no further depreciation or amortization is recorded.

Discontinued operations

Discontinued operations are either separate major lines of business or geographical operations that have been sold or classified as held for sale. When held for use, discontinued operations were a cash-generating unit (“CGU”) or a group of CGUs, where a CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets. These comprise operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Corporation. The applicable results from discontinued operations are presented separately in the consolidated statements of earnings (loss) on a comparative basis.

Revenue Recognition

B2C revenue

Revenue from the B2C business consists primarily of Poker and Casino & Sportsbook revenue and is recognized when it is probable that the economic benefits will flow to the Corporation and the amount of revenue can be reliably measured.  Revenue is recognized in the accounting periods in which the transactions occurred after deduction of certain offsets, such as promotional bonuses and frequent player points granted to customers through a loyalty program, and is measured at the fair value of the consideration received or receivable.

Poker revenue represents the commission charged at the conclusion of each poker hand in ring games (i.e., rake) and entry fees for participation in poker tournaments, and is net of certain promotional expenses. In poker tournaments, entry fee revenue is recognized when the tournament has concluded. Revenues are presented gross of gaming duties, which are presented within expenses.

Casino revenue represents the difference between the amounts of bets placed by the customer less amounts won (i.e., net house win) and is net of certain promotional expenses. Casino revenues are presented gross of gaming duties, which are presented within expenses.

Sportsbook gaming revenue comprises bets placed less payouts to customers and is net of certain promotional expenses. Open betting positions are carried at fair value and gains and losses arising on these positions are recognized in revenue. Sportsbook revenues are presented gross of gaming duties which are presented within expenses.

The B2C business operates loyalty programs for its customers that award frequent player points generally based on amounts wagered. The value of frequent player points is estimated with reference to the redemption value of the applicable frequent player point through the Corporation’s product offerings, including in an online store operated by the Corporation and accessible through such product offerings, and the probability of use of such frequent player points by customers. In accordance with International Financial Reporting Interpretations Committee (“IFRIC”) 13, Customer loyalty programmes, the fair value attributed to the awarded frequent player point is deferred as a liability and recognized as a customer deposit upon redemption of the points.

B2B revenue (Discontinued operations)

Multiple-element revenue arrangements

Certain contracts of the Corporation included license fees, training, installation, consulting, maintenance, product support services and periodic upgrades.

Where such agreements existed, the amount of revenue allocated to each element was based upon the relative fair values of the various elements. The fair values of each element were determined based on the current market price of each of the elements when sold separately. Revenue was only recognized when, in management’s judgment, the significant risks and rewards of ownership were transferred or when the obligation was fulfilled.

Product sales

Revenue from product sales was recognized when the product is shipped to the customer and when there were no unfulfilled obligations of the Corporation that affected the customer’s final acceptance of the product pursuant to the arrangement. Any cost of warranties and remaining obligations that were inconsequential or perfunctory were accrued when the corresponding revenue was recognized.

Participation leases and arrangements

In contracts that stipulated profit sharing arrangements, revenues were earned based on revenue splits established in the contracts and varied depending on the contracts. Revenues were recognized when performance had been achieved and collectability was reasonably assured.

Software licensing

Typically, license fees, included fees from master license agreements, most of which were contingent upon the licensee’s customer usage, were calculated as a percentage of each licensee’s level of activity. The percentage was established in the contract and varied depending on the particular contract and the terms thereof. The license fees were recognized on an accrual basis as earned.

Translation of Foreign Operations and Foreign Currency Transactions

Functional and presentation currency

IFRS requires entities to consider primary and secondary indicators when determining functional currency. Primary indicators are closely linked to the primary economic environment in which the entity operates and are given more weight. Secondary indicators provide supporting evidence to determine an entity’s functional currency. Once the functional currency of an entity is determined, it should be used consistently, unless significant changes in economic factors, events and conditions indicate that the functional currency has changed.

A change in functional currency is accounted for prospectively from the date of the change by translating all items into the new functional currency using the exchange rate at the date of the change.

Based on an analysis of the primary and secondary indicators, the functional currency of each of the Corporation and its subsidiaries have been determined. The Corporation’s consolidated financial statements are presented in Canadian dollars.

Transactions and balances

Foreign currency transactions are translated into the applicable functional currency using the exchange rates prevailing on the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized within expenses.

Group companies

The results and financial position of the Corporation’s subsidiaries that have a functional currency different from the Corporation’s presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities for each statement of financial position presented are translated at the closing exchange rate on the date of that statement of financial position;
(ii)

income and expenses for each statement of net earnings (loss) and statement of other comprehensive income are translated at average exchange rates (unless such average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates at issue, in which case income and expenses are translated at the exchange rate on the dates of such transactions); and

(iii)	all resulting exchange rate differences are recognized in other comprehensive income (loss) and are transferred to net earnings (loss) as part of gain on sale of subsidiaries.

The following foreign currencies are referred to herein:

Currency Symbol	Currency Description
CAD	Canadian Dollar
USD	United States Dollar
EUR	European Euro
GBP	Great Britain Pound Sterling

Business Combination

Business combinations are accounted for using the acquisition method. Under this method, the identifiable assets acquired and liabilities assumed, including contingent liabilities, are recognized, regardless of whether they have been previously recognized in the acquiree’s financial statements prior to the acquisition. On initial recognition, the assets and liabilities of the acquired entity are included in the consolidated statements of financial position at their respective fair values. Goodwill is recorded based on the excess of the fair value of the consideration transferred over the fair value of the Corporation’s interest in the acquiree’s net identifiable assets on the date of the acquisition. Any excess of the identifiable net assets over the consideration transferred is immediately recognized in the consolidated statements of earnings (loss).

The consideration transferred by the Corporation to acquire control of an entity is calculated as the sum of the acquisition-date fair values of the assets transferred, liabilities incurred and equity interests issued by the Corporation, including the fair value of all the assets and liabilities resulting from a deferred payment arrangement. Acquisition-related costs are expensed as incurred.

Operating Segments

For the year ended December 31, 2015, Amaya had two reportable segments, (1) Poker and (2) Casino & Sportsbook. After accounting for discontinued operations and the divestiture of its B2B assets, Amaya no longer owns or operates its B2B business and thus did not account for it as a separate reportable segment for the year ended December 31, 2015.

Amaya’s B2C business, which it operates primarily through its two segments, Poker and Casino & Sportsbook, was acquired on August 1, 2014 through the Rational Group Acquisition. The Corporation’s segments are organized around the markets they serve and are reported in a manner consistent with the internal reporting provided to the Corporation’s key management. An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses relating to transactions with other components of the Corporation.

The Corporation presents separate information on an operating segment when any of the following criteria are met:

(i)	reported revenue of the segment is 10% or more of the consolidated revenue; or
(ii)	the absolute amount of reported profit or loss of the segment is 10% or more of consolidated profit or loss; or
(iii)	assets of the segment are 10% or more of consolidated assets.

Financial Instruments

Financial assets

Financial assets are initially recognized at fair value and are classified as one of the following: “fair value through profit or loss”; “available-for-sale”; or “loans and receivables”. The classification depends on the purpose for which the financial instruments were acquired and their respective characteristics. Except in very limited circumstances, the classification may not be changed subsequent to initial recognition.

Fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held-for-trading and derivatives. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term or as otherwise determined by management to be in this category. Financial assets classified at fair value through profit or loss are measured at fair value with the realized and unrealized changes in fair value recognized each reporting period in the consolidated statements of earnings (loss). The Corporation has current investments classified as fair value through profit or loss.

Available-for-sale

Available-for-sale assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. Such assets are included in other non-current financial assets unless management intends to dispose of them within 12 months of the date of the consolidated statements of financial position. Financial assets classified as available-for-sale are carried at fair value with changes in fair value recorded in the consolidated statements of comprehensive income. Interest on available-for-sale assets is calculated using the effective interest rate method and is recognized in the consolidated statements of earnings (loss). When a decline in fair value is determined to be “other-than-temporary”, the cumulative loss included in accumulated other comprehensive income (loss) is removed as such and then recognized in the consolidated statements of earnings (loss). Gains and losses realized on the disposal of available-for-sale assets are recognized in the consolidated statements of earnings (loss). The Corporation has current and non-current investments classified as available-for-sale.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments but which are not quoted in an active market. All such assets with maturities equal to or less than 12 months from the date of the consolidated statements of financial position are classified as current assets, while those with maturities greater than 12 months from such date are classified as non-current assets. Financial instruments classified as loans and receivables are initially recorded at fair value and subsequently measured at amortized cost using the effective interest method. Cash, restricted cash, accounts receivable, income tax receivable and promissory notes are classified as loans and receivables.

Impairment

At the end of each reporting period, the Corporation assesses whether a financial asset or a group of financial assets, other than those classified as fair value through profit or loss, is impaired. If there is objective evidence that impairment exists, the loss is recognized in the consolidated statements of earnings (loss). The impairment loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the consolidated statements of earnings (loss).

Financial liabilities

Financial liabilities are classified as either financial liabilities “at fair value through profit or loss” or “other financial liabilities”.

At fair value through profit or loss

Financial liabilities are classified as “at fair value through profit or loss” when the financial liability is designated as such.

A financial liability is designated as “at fair value through profit or loss” upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
•	the financial liability is managed and its performance is evaluated on a fair value basis.

Financial liabilities “at fair value through profit or loss”, such as certain derivatives, are stated at fair value, with any gains or losses arising on remeasurement recognized in the consolidated statements of earnings (loss).

Other financial liabilities

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability (or a shorter period where appropriate) to the net carrying amount on initial recognition.

Transaction costs

Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities (other than financial assets and financial liabilities that are classified as through profit or loss) are added to or deducted from, as applicable, the fair value of the financial instrument on initial recognition. These costs are expensed to financial expenses on the consolidated statements of earnings (loss) over the term of the related financial asset or financial liability using the effective interest method. When a debt facility is retired by the Corporation, any remaining balance of related debt transaction costs is expensed to financial expenses on the consolidated statements of earnings (loss) in the period that the debt facility is retired. Transaction costs related to financial instruments at fair value through profit or loss are expensed when incurred.

Compound financial instruments

Debt and equity instruments issued by the Corporation and its subsidiaries are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. The Corporation has issued, and in the future may issue, compound financial instruments comprising both financial liability and equity components. The financial liability component is initially recognized at the fair value of a similar liability. The proceeds are then allocated between the financial liability and the equity components using the residual method.  Any directly attributable transaction costs are allocated to the financial liability and equity components in proportion to their initial carrying amounts. The financial liability component of a compound financial instrument is subsequently re-measured at amortized cost using the effective interest method. The equity components are not re-measured subsequent to their initial recognition.

Embedded derivatives

Derivatives may be embedded in other financial and non-financial instruments (i.e., the host instrument). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative and the combined instrument (i.e., the embedded derivative plus the host instrument) is not held-for-trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in the consolidated statements of earnings (loss).

Derivatives

From time to time the Corporation uses derivative instruments for risk management purposes. The Corporation does not use derivative instruments for speculative trading purposes. All derivatives are recorded at fair value on the consolidated statements of financial position. For derivatives not designated as hedging instruments, the re-measurement of the derivatives each period are recognized in financial expenses on the consolidated statements of earnings (loss).

Derivatives are measured at fair value using pricing and valuation models whenever possible, including market-based inputs to models, broker or dealer quotations or alternative pricing sources. To qualify for hedge accounting, the relationship between the hedged item and the hedging instrument must meet several strict conditions on documentation, probability of occurrence, hedge effectiveness and reliability of measurement.  If these conditions are not met, then the relationship does not qualify for hedge accounting treatment and both the hedged item and the hedging instrument are reported independently, as if there was no hedging relationship.

Cash flow hedges

The Corporation currently uses derivatives for cash flow hedges. The effective portion of the change in fair value of the hedging instrument is recorded in the consolidated statements of comprehensive income, while the ineffective portion is recognized immediately in the consolidated statements of earnings (loss). Gains and losses on cash flow hedges accumulated in other comprehensive income are transferred to the consolidated statements of earnings (loss) in the same period the hedged item affects the consolidated statements of earnings (loss). If the forecast transaction is no longer expected to occur, the hedge no longer meets the criteria for hedge accounting, the hedging instrument expires or is sold, terminated or exercised, or the designation is revoked, the hedge accounting is discontinued prospectively.  If the forecast transaction is no longer expected to occur, then the amount accumulated in equity is reclassified to the consolidated statements of earnings (loss).

Net investment hedges

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging item relating to the effective portion of the hedge is recognized in the consolidated statements of comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in consolidated statements of earnings (loss). Gains and losses accumulated in other comprehensive income are included in the consolidated statements of earnings (loss) when the foreign operation is partially disposed of or sold.

Determination of fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the applicable measurement date. When measuring the fair value of an asset or a liability, the Corporation uses market observable data to the extent possible. If the fair value of an asset or a liability is not directly observable, it is estimated by the Corporation using valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs (e.g., by the use of the market comparable approach that reflects recent transaction prices for similar items, discounted cash flow analysis, or option pricing models refined to reflect the Corporation’s specific circumstances). Inputs used are consistent with the characteristics of the asset or liability that market participants would take into account.

For the Corporation’s financial instruments which are recognized in the consolidated statements of financial position at fair value, the fair value measurements are categorized based on the lowest level input that is significant to the fair value measurement in its entirety and the degree to which the inputs are observable. The significance levels are classified as follows in the fair value hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

Transfers between levels of the fair value hierarchy are recognized by the Corporation at the end of the reporting period during which the transfer occurred.

Inventory Valuation

Inventories are priced at the lower of cost and net realizable value. Cost is determined on a weighted average basis. The cost of inventories comprises all costs of purchase and other costs incurred in delivering the inventory to its present location and condition. Raw materials and purchased finished goods are valued at purchase cost. Net realizable value represents the estimated selling price for inventory less all estimated costs necessary to make the sale.

Prepaid Expenses and Deposits

Prepaid expenses and deposits consist of amounts paid in advance or deposits made for which the Corporation will receive goods or services.

Property and Equipment

Property and equipment which have finite lives are recorded at cost less accumulated depreciation and impairment losses. Depreciation is expensed from the month the particular asset is available for use over the estimated useful life of such asset at the following rates, which in each case are intended to reduce the carrying value of the asset to the estimated residual value:

Revenue-producing assets	Diminishing balance	20%
Furniture and fixtures	Diminishing balance	20%
Computer equipment	Diminishing balance	20%
Building	Straight-line	25 years

Intangible Assets

Software technology	Straight-line	5 years
Customer relationships	Straight-line	15 years
Brands	N/A	Indefinite useful life

The amortization method, useful life and residual values are assessed annually and the assets are tested for impairment, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Upon retirement or disposal, the cost of the asset disposed of and the related accumulated amortization are removed from the accounts and any gain or loss is reflected in the consolidated statements of earnings (loss). Expenditures for repairs and maintenance are expensed as incurred.

The Corporation determined that its owned brands have indefinite useful lives as they have no foreseeable limit to the period over which such assets are expected to contribute to the Corporation’s cash flows. In addition, the Corporation expects to continue to support its brands with ongoing marketing efforts.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business acquisition. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is tested for impairment at least annually, or more frequently if circumstances such as significant declines in expected sales, net earnings or cash flows indicate that that the CGUs to which goodwill is allocated might be impaired.

Investments

Investments are stated at the lower of cost and fair market value. Cost is determined on a weighted average basis on a consolidated basis.

Investments in associates

An associate is an entity over which the Corporation has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the associate but is not the control or joint control over those policy decisions.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

Under the equity method, an investment in an associate is initially recognized in the consolidated statements of financial position at cost and adjusted thereafter to recognize the Corporation’s share of the profit or loss and other comprehensive income of the associate. When the Corporation's share of losses of an associate exceeds the Corporation's interest in that associate (which includes any long-term interests that, in substance, form part of the Corporation's net investment in the associate), the Corporation discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Corporation has incurred legal or constructive obligations or made payments on behalf of the associate.

An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate.  On acquisition of the investment in an associate, any excess of the cost of the investment over the Corporation's share of the net fair value of the identifiable assets and liabilities of the associate is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Corporation's share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognized immediately in the consolidated statements of earnings (loss) in the period in which the investment is acquired.

The requirements of IAS 36, Impairment of Assets are applied to determine whether it is necessary to recognize any impairment loss with respect to the Corporation’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount, any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36, Impairment of Assets to the extent that the recoverable amount of the investment subsequently increases.

Impairment of Non-Current Assets

Management assesses, at the end of the reporting period, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Corporation estimates the asset’s recoverable amount. An asset’s or CGU’s recoverable amount is the higher of the asset’s or CGU’s fair value less costs of disposal and its value in use. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Corporation bases its impairment calculation on detailed budgets and forecast calculations, which is prepared for the Corporation’s assets or CGU to which such assets are allocated. These budgets and forecast calculations generally cover a period of three to five years. A long-term growth rate is calculated and applied to project future cash flows after the final year included in the forecast.

Impairment losses of continuing operations are recognized in the consolidated statements of earnings (loss) in expense categories consistent with the function of the impaired asset. An impairment loss recognized for goodwill may not be reversed. At the end of the reporting period, the Corporation assesses if there is an indication that impairment losses recognized in previous periods for other assets have decreased or no longer exist. Where an impairment loss is subsequently reversed, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount provided that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Research and Development

Research and development costs are expensed except in cases where development costs meet certain identifiable criteria for deferral. Deferred development costs, which have probable future economic benefits, can be clearly defined and measured, and are incurred for the development of new products or technologies, are capitalized. These development costs net of related research and development investment tax credits are not amortized until the products or technologies are commercialized, at which time, they are amortized over the estimated life of the commercial production of such products or technologies.

The amortization method and the life of the commercial production are assessed annually and the assets are tested for impairment whenever there exits an indication that an asset might be impaired.

The Corporation claims research and development investment tax credits as a result of incurring scientific research and experimental development expenditures. Research and development investment tax credits are recognized when the related expenditures are incurred and there is reasonable assurance of their realization. Investment tax credits are accounted for by the cost reduction method whereby the amounts of tax credits are applied as a reduction of the expense or deferred development costs.

Taxation

Income tax expense represents the sum of current and deferred taxes. Current and deferred taxes are recognized in the consolidated statements of earnings (loss), except to the extent it relates to items recognized in the consolidated statements of comprehensive income or directly in the statements of changes in equity.

Current tax

The tax currently payable is based on taxable income for the year. Taxable income differs from earnings as reported in the consolidated statements of earnings (loss) because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Corporation’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the particular reporting period.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the Corporation’s consolidated financial statements and the corresponding tax bases used in the computation of taxable income. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable income will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting earnings.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments and interests in subsidiaries and associates, except where the Corporation is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of any such asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, in each case based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Corporation expects, at the end of the particular reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Corporation intends to settle its current tax assets and liabilities on a net basis. Deferred tax assets and liabilities are not discounted. Current and deferred tax are recognized  in the consolidated statement of earnings (loss), except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

Stock-based compensation

The Corporation has two equity-based award plans and accounts for grants under these plans in accordance with the fair value-based method of accounting for stock-based compensation. As it relates to equity-settled stock options, compensation expense for such options awarded to participants under the plans is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized using the graded vesting method over the vesting period of the options granted. Stock-based compensation expense recognized is adjusted to reflect the number of options that has been estimated by management for which conditions attaching to service will be fulfilled as of the grant date until the vesting date so that the recognized expense corresponds to the options that have actually vested. The stock-based compensation expense credit is attributed to reserves when the expense is recognized in the consolidated statements of earnings (loss). When options are exercised, any consideration received from participants as well as the related compensation cost recorded as reserves are credited to share capital.

Non-employee equity-settled share-based payments are measured at the fair value of the goods and services received, except where that fair value cannot be estimated reliably. If the fair value cannot be measured reliably, non-employee equity-settled share-based payments are measured at the fair value of the equity instrument granted as measured at the date the entity obtains the goods or the counterparty renders the service. The Corporation subsequently re-measures non-employee equity-settled share-based payments at each vesting period and settlement date with any changes in fair value recognized in the consolidated statements of earnings (loss). Stock-based compensation expense is recognized over the contract life of the options or the option settlement date, whichever is earlier.

Leases

The determination of whether an arrangement is or contains a lease is based on the substance of such arrangement and requires an assessment of whether there is a conveyance of a right to use the asset subject to the arrangement. When substantially all risks and rewards of ownership are transferred from the lessor to the lessee, lease transactions are accounted for as finance leases. All other leases are accounted for as operating leases.

Leases of assets classified as finance leases are presented in the consolidated statements of financial position according to their nature. The interest element of the lease payment is recognized over the term of the lease based on the effective interest rate method and is included in financial expense in the consolidated statements of earnings (loss).

Payments made under operating leases are recognized in the consolidated statements of earnings (loss) on a straight-line basis over the term of the lease.

Provisions

Provisions represent liabilities of the Corporation for which the amount or timing of payment is uncertain. Provisions are recognized when the Corporation has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at the present value of the expected expenditures required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in provisions due to the passage of time is recognized in financial expenses on the consolidated statements of earnings (loss).

Provision for jackpot

The Corporation offers progressive jackpot games. Each time a progressive jackpot game is played, a portion of the amount wagered by the player is contributed to the jackpot for that specific game or group of games. Once a jackpot is won, the progressive jackpot is reset with a predetermined base amount. The Corporation maintains a provision for the reset for each jackpot and the progressive element added as the jackpot game is played. The provision for jackpots at the reporting date is included in provisions. The Corporation believes that its provisions are sufficient to cover the full amount of any required payout.

Contingent consideration

The acquisition-date fair value of any contingent consideration is recognized as part of the consideration transferred by the Corporation in exchange for the acquiree. Changes in the fair value of contingent consideration that result from additional information obtained during the measurement period (i.e., a maximum of one year from the acquisition date) about facts and circumstances that existed at the acquisition date are adjusted retrospectively against goodwill. The Corporation estimates, based on expected future cash flows, the amount that would be required to settle the applicable obligation and recognizes the present value of the same.

Provision for minimum revenue guarantee

A provision for minimum revenue guarantee is recognized pursuant to an agreement with the vendor in connection with the terms of certain of the Corporation’s past divestitures. The Corporation estimates, based on expected future cash flows, the amount that would be required to settle the applicable obligation and recognizes the present value of the same.

Contingent liabilities

Contingent liabilities are not recognized in the consolidated statements of financial position but are reported in the notes. They may arise from uncertainty as to the existence of a liability or represent a liability in respect of which the amount cannot be reliably measured.

Royalties (Discontinued operations)

The Corporation licensed various royalty rights from several owners of intellectual property rights. Generally, these arrangements required material prepayments of minimum guaranteed amounts which were recorded as prepayments in the consolidated statements of financial position. These prepaid amounts were amortized over the life of the arrangement as gross revenue was generated or on a straight-line basis if the underlying games were expected to have an effective royalty rate greater than the agreed amount. The amortization of these amounts was recorded as royalty expense within selling expenses in the consolidated statements of earnings (loss).

Critical Accounting Estimates and Judgments

The preparation of the Corporation’s consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that can have a significant effect on the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period.

Estimates and judgments are significant when:

•	the outcome is highly uncertain at the time the estimates are made; or
•	different estimates or judgments could reasonably have been used that would have had a material impact on the consolidated financial statements.

The consolidated financial statements include estimates based on currently available information and management’s judgment as to the outcome of future conditions and circumstances. Management uses historical experience, general economic conditions and trends, and assumptions regarding probable future outcomes as the basis for determining estimates.

Estimates and their underlying assumptions are reviewed on a regular basis and the effects of any changes are recognized immediately. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of the consolidated financial statements and actual results could differ from the estimates and assumptions.

Set forth below are descriptions of items that management believes require its most critical estimates and judgments.

Estimates

Fair value assessments on business combinations

The recognition of business combinations requires that the excess of the purchase price of acquisitions to be allocated over the fair value of the identifiable assets acquired and liabilities assumed of the acquiree. The Corporation makes judgements and estimates in relation to the determination of the fair value of the identifiable net assets acquired, namely the intangible assets. The excess is assigned to goodwill.

Contingent consideration

The Corporation re-evaluates the fair value of any contingent consideration, including an “earn out”, on its business acquisitions at the end of each reporting period. Significant estimates are required to determine the fair value of the contingent consideration.  The Corporation considers the key inputs of the particular arrangement and market participant assumptions when developing the projected cash flows that are used to determine the fair value of the contingent consideration. This includes the need to estimate the likelihood and timing of achieving the relevant milestones of such contingent consideration or “earn out”. The Corporation exercises judgment when applying a probability assessment for each of the potential outcomes. In addition, the Corporation must consider the time value of money. In determining the discount rate applied to the estimated cash outflows, the Corporation considers the risks inherent to the payment of the particular contingent consideration, such as projection risks, credit risks and liquidity risks.

Goodwill impairment

Goodwill impairment exists when the carrying value of a CGU exceeds its recoverable amount. Management uses estimates in determining the value in use or fair value less costs of disposal of the CGUs to which goodwill has been allocated. The estimates include but are not limited to the control premium, the implied trading multiple, and costs of disposal. A change in future earnings or any other assumptions may have a material impact on the fair value of the CGU, and could result in an impairment loss.

Frequent player points

The value of each frequent player point is estimated with reference to the redemption value of the applicable frequent player point through the Corporation’s product offerings, including in an online store operated by the Corporation and accessible through such product offerings, and the probability of use of such frequent player points by customers.

Compound financial instruments

The Corporation has issued, and in the future may issue, compound financial instruments comprising both financial liability and equity components. The financial liability component is initially recognized at the fair value of a similar liability. The proceeds are then allocated between the financial liability and the equity components using the residual method. Significant estimates are made in determining the fair value of the financial liability component. To do so, management determines the expected cash outflows that market participants would expect to incur in fulfilling the respective obligations. Then, management estimates a market interest rate based on interest rates for a similar financial liability that does not have an equity conversion option. This market interest rate is used to discount the financial liability component. Actual cash outflows and interest rates may be different from estimates and may have an impact on the allocation of the proceeds to the financial liability and equity components.

Stock-based compensation and warrants

The Corporation estimates the expense related to stock-based compensation and the value of warrants using the Black-Scholes valuation model. This model takes into account an estimate of the expected life of the option or warrant, an estimate of future dividends on the underlying stock, the risk-free rate of return expected for an instrument with a term equal to the expected life of the option or warrant, and the expected forfeiture rate of stock options or warrants granted.

Income taxes

Determining the Corporation’s income tax charge and its provisions for income taxes necessarily involves a significant degree of estimation and judgment.  The tax treatment of some transactions is uncertain and tax computations are yet to be agreed with the tax authorities in a number of jurisdictions.  The Corporation recognizes anticipated tax provision liabilities based on all available evidence and, where appropriate, in the light of external advice.  Any difference between the final outcome and the amounts provided will affect current or deferred tax assets and liabilities in the period when the matter is resolved.

The Corporation has recognized deferred tax assets in respect of losses and other temporary differences to the extent that it is probable that there will be future taxable profits against which the losses and other temporary differences can be utilized.  The Corporation has considered their carrying value at each balance sheet date and concluded that based on management’s estimates, sufficient taxable profits will be generated in future years to recover such recognized deferred tax assets.  These estimates are based on forecast performance and where tax losses are subject to expiration, the estimates take into account the expected reversal patterns of taxable temporary differences compared to the future reversal of deductible temporary differences.

Fair value measurement and valuation process

The Corporation measures certain financial assets and liabilities at fair value for financial reporting purposes. Management has a review process which is designed to ensure that fair values are calculated in a consistent manner. The valuation techniques and inputs are reviewed by management to ensure consistency and any changes are analyzed and approved. Valuations for financial assets and liabilities are performed and reviewed on a quarterly basis, and are reviewed and approved by the key management.

In estimating the fair value, management uses market observable data to the extent it is available. Where observable market data does not exist, management internally calculates the fair value using valuation techniques that maximizes the use of observable inputs. These inputs are reviewed and approved by management.

Judgments

Useful lives of long-lived assets

Judgment is used to estimate each component of an asset’s useful life and is based on an analysis of all pertinent factors including, but not limited to, the expected use of the asset and, in the case of an intangible asset, contractual provisions that enable the renewal or extension of the asset’s legal or contractual life without substantial cost, as well as renewal history. Incorrect estimates of useful lives could result in an increase or decrease in the annual amortization expense and future impairment charges.

Functional currency

The Corporation’s worldwide operations expose the Corporation to transactions denominated in a number of different currencies, which are required to be translated into one currency for consolidated financial statement reporting purposes. The Corporation’s foreign currency translation policy is designed to reflect the economic exposure of the Corporation’s operations to various currencies.

The Corporation’s foreign operations (including subsidiaries, joint ventures, associates and branches) based mainly outside Canada may have different functional currencies. The functional currency of an operation is the currency of the primary economic environment to which it is exposed. In order to determine the functional currency, management will first consider the currency that influences sales prices of the goods and services provided by the operations and the currency that influences the costs incurred by the operations. Then, if based on these two primary factors, the functional currency is not obvious, management will examine secondary factors such as the currency in which funds from financing are obtained, the currency in which cash receipts are retained and the levels of interactions with the parent company. In determining the functional currency of an operation, management uses its judgement to determine the functional currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

Investments in associates

Management assesses the relationship with investees to determine if the Corporation has control or significant influence over such investee. Management determines that it has control over an investee when it is exposed, or has rights, to variable returns from its investment in an entity and has the ability to affect those returns through its power over the investee.

When the Corporation does not have control over an investee but has the power to participate in the financial and operating policy decisions of the investee, management determines that it has significant influence over the investee.

Contingent consideration

The Corporation has made and may make acquisitions which include deferred payments as part of the consideration for the acquiree. The Corporation is required to estimate future cash payments related to present obligations resulting from known events. Such estimates include the likelihood that the settlement of the obligation will require cash payments, the amounts that could be paid and the timing of the potential payments.

Contingent liabilities

The Corporation reviews outstanding legal cases following developments in the legal proceedings at each balance sheet date, considering, among other things: the nature of the litigation, claim or assessment; the legal processes and potential level of damages in the jurisdiction in which the litigation, claim or assessment has been brought; the progress of the case (including progress after the date of the financial statements but before those statements are issued); the opinions or views of legal counsel and other advisors; experience of similar cases; and any decision of the Corporation’s management as to how it will respond to the litigation, claim or assessment. To the extent that the Corporation’s assessments at any time do not reflect subsequent developments or the eventual outcome of any claim, its future financial statements may be materially affected, with a favourable or adverse impact on the Corporation’s business, financial condition or results of operations.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

New Accounting Pronouncements – Not Yet Effective

IFRS 9, Financial Instruments

The IASB issued IFRS 9 relating to the classification and measurement of financial assets. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (i.e., its business model) and the contractual cash flow characteristics of such financial assets. IFRS 9 also amends the impairment model by introducing a new expected credit losses model for calculating impairment on its financial assets and commitments to extend credit. The standard also introduces additional changes relating to financial liabilities. IFRS 9 also includes a new hedge accounting standard which aligns hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Extended disclosures about risk management activity for those applying hedge accounting will also be required under the new standard.

An entity shall apply IFRS 9 retrospectively, with some exemptions, for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Corporation is currently evaluating the impact of this standard, and does not anticipate applying it prior to its effective date.

IFRS 15, Revenues from Contracts with Customers

The Financial Accounting Standards Board and IASB have issued converged standards on revenue recognition. This new IFRS 15 affects any entity using IFRS that either enters into contracts with customers, unless those contracts are within the scope of other standards such as insurance contracts, financial instruments or lease contracts. This IFRS will supersede the revenue recognition requirements in IAS 18 and most industry-specific guidance.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized.  New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized.

The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Corporation is currently evaluating the impact of this standard, and does not anticipate applying it prior to its effective date.

Amendments to IAS 1, Presentation of Financial Statements

The IASB issued amendments to IAS 1, Presentation of Financial Statements, as part of its initiative to improve presentation and disclosure in financial reports. These amendments are designed to further encourage companies to apply professional judgment in determining what information to disclose in their financial statements. For example, the amendments clarify that materiality applies to the entire financial statements, as opposed to certain limited items contained therein, and that the inclusion of immaterial information can inhibit the usefulness of financial disclosures.  Furthermore, the amendments clarify that companies should use professional judgment in determining where and in what order information is presented in the financial disclosures.

The amendments are effective for annual periods beginning on or after January 1, 2016 with early application permitted. The Corporation adopted these amendments beginning on January 1, 2016. The Corporation evaluated this amendment and determined it will have no material impact on the consolidated financial statements.

Amendments to IAS 16 and IAS 38, Clarification of Acceptable Methods of Depreciation and Amortization

The IASB issued amendments to IAS 16, Property, Plant and Equipment, and IAS 38, Intangible Assets. IAS 16 and IAS 38 both establish that the principle for the basis of depreciation and amortization is the expected pattern of consumption of the future economic benefits of an asset. These amendments clarify that the use of revenue-based methods to calculate the depreciation of an asset is inappropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. These amendments also clarify that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances.

These amendments are effective for annual periods beginning on or after January 1, 2016 with early application permitted. The Corporation adopted these amendments beginning on January 1, 2016. However, because the Corporation does not use any revenue-based depreciation or amortization methods, adopting these amendments will have no material impact on the consolidated financial statements.

4.	CHANGE IN FUNCTIONAL CURRENCY

The functional currency of Amaya Holdings B.V. and certain other subsidiaries, changed from the U.S. dollar to the Euro. The change in functional currency is a result of a change in the corporate strategy of these subsidiaries. As a result of this, the primary economic environment of these subsidiaries is the Euro.

This change in functional currency is accounted for prospectively from the date of the change by translating all items in such subsidiary’s financial statements into the new functional currency using the exchange rate at the date of the change.

5.	SEGMENTED INFORMATION

For the year ended December 31, 2015, the Corporation had two reporting segments, its Poker and Casino & Sportsbook operations. In 2014, the Corporation disclosed two different segments, its B2C and B2B businesses. After accounting for discontinued operations and the divestiture of its B2B assets during the year ended December 31, 2015, the Corporation no longer owns or operates the former B2B segment. In addition, it was determined that the B2B segment did not have continuing significance. As a result, the B2B segment was adjusted to Discontinued Operations. The 2014 segmented information was adjusted to conform to the new basis of presentation. Other B2C sources of revenue are aggregated into “Other”, while certain other nominal sources of revenue and other corporate costs are included in “Corporate”.  For comparative purposes, the Corporation also presents the year ended December 31, 2014 in the same manner.

Segmented net loss from continuing operations for the year ended December 31, 2015:

	For the year ended December 31, 2015
	Poker	Casino & Sportsbook	Other	Total	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Revenue	1,134,242	174,248	60,594	1,369,084	1,956	1,371,040
Selling				(210,233)	(2,720)	(212,953)
General and administrative				(639,758)	(85,788)	(725,546)
Financial				(248,842)	(3,604)	(252,446)
Gaming duty				(177,964)	—	(177,964)
Acquisition-related costs				(432)	(201)	(633)
Gain on sale of subsidiary				—	5,564	5,564
Loss from investments				(660)	(12,926)	(13,586)
Loss from associates				—	(929)	(929)
Net earnings from continuing operations before income taxes				91,195	(98,648)	(7,453)
Income taxes				7,050	11,414	18,464
Net loss from continuing operations				84,145	(110,062)	(25,917)

Other segmented information
Depreciation & amortization				162,617	1,103	163,720
Impairment				8,736	4,569	13,305
Impairment in investments in associates				—	17,965	17,965
Bad debt				2,620	2,837	5,457
Total Assets				7,709,208	98,914	7,808,122
Total Liabilities				4,931,432	83,742	5,015,174

Segmented net earnings from continuing operations for the year ended December 31, 2014:

	For the year ended December 31, 2014
	Poker	Casino & Sportsbook	Other	Total	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Revenue	513,296	13,120	20,805	547,221	6,446	553,667
Selling				(88,089)	(2,471)	(90,560)
General and administrative				(224,443)	(49,266)	(273,709)
Financial				(77,148)	15,697	(61,451)
Gaming duty				(45,288)	—	(45,288)
Acquisition-related costs				—	(21,918)	(21,918)
Gain on sale of subsidiary				—	19,562	19,562
Income from investments				—	9,976	9,976
Net earnings from continuing operations before income taxes				112,253	(21,974)	90,279
Income taxes				8,050	(15,950)	(7,900)
Net earnings from continuing operations				104,203	(6,024)	98,179

Other segmented information
Depreciation & amortization				59,052	3,257	62,309
Impairment				22	15,145	15,167
Bad debt				901	2,825	3,726
Total Assets				6,755,324	411,704	7,167,028
Total Liabilities				4,533,962	511,873	5,045,835

The Corporation also evaluates revenue performance by geographic region based on the primary jurisdiction where the Corporation is licensed or approved to offer, or offers through third party licenses or approvals, its products and services. In the prior year, revenue was generally allocated based on the location of the customer. The following tables set out the proportion of revenue attributable to each license or approval (as opposed to the geographic region where gameplay actually occurred) generating a minimum of 5% of total consolidated revenue, as well as the revenue attributable to Canada, the Corporation’s jurisdiction of incorporation:

	For the year ended December 31, 2015
	Poker	Casino & Sportsbook	Other	Total	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Canada	—	—	—	—	492	492
Isle of Man	462,387	18,618	4	481,009	—	481,009
Malta	304,816	111,425	2	416,243	—	416,243
Italy	103,947	11,568	768	116,283	—	116,283
United Kingdom	82,648	13,324	469	96,441	—	96,441
Spain	56,981	19,148	771	76,900	—	76,900
France	72,715	—	721	73,436	—	73,436
Other licensed or approved jurisdictions	50,748	165	57,859	108,772	1,464	110,236
	1,134,242	174,248	60,594	1,369,084	1,956	1,371,040

	For the year ended December 31, 2014
	Poker	Casino & Sportsbook	Other	Total	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Canada	—	—	—	—	1,262	1,262
Isle of Man	234,414	4,925	2	239,341	—	239,341
Malta	132,123	4,772	1	136,896	—	136,896
Italy	49,820	—	294	50,114	—	50,114
United Kingdom	11,703	1,032	178	12,913	—	12,913
Spain	27,780	2,391	295	30,466	—	30,466
France	40,006	—	276	40,282	—	40,282
Other licensed or approved jurisdictions	17,450	—	19,759	37,209	5,184	42,393
	513,296	13,120	20,805	547,221	6,446	553,667

The distribution of some of the Corporation’s non-current assets (goodwill, intangible assets and property and equipment) by geographic region is as follows:

	As of December 31,
	2015	2014
	$000’s	$000’s
Geographic Area
Canada	40,919	21,013
Isle of Man	6,496,447	5,577,418
Malta	932	539
Italy	85	42
United Kingdom	7,137	4,006
France	521	647
Other licensed or approved jurisdictions	23,262	223,251
	6,569,303	5,826,916

6.	EXPENSES CLASSIFIED BY NATURE

	For the years ended December 31,
	2015 $000’s	2014 $000’s
		(As adjusted – note 11)
Financial
Interest and bank charges	245,058	100,075
Foreign exchange	7,388	(38,624)
	252,446	61,451
General and administrative
Processor costs	73,794	30,713
Office	79,873	35,124
Salaries and fringe benefits	225,654	78,556
Research and development salaries	41,278	10,315
Stock-based compensation	18,107	6,237
Depreciation of property and equipment	9,696	4,346
Amortization of deferred development costs	1,857	301
Amortization of intangible assets	152,167	57,662
Professional fees	85,936	29,534
Impairment	13,305	15,167
Impairment in investments in associates	17,965	—
Bad debt	5,457	3,726
Loss on disposal of assets	457	2,028
	725,546	273,709

Selling	212,953	90,560

Gaming duty	177,964	45,288

Acquisition-related costs
Professional fees	633	21,918
	633	21,918

7.	INCOME TAXES

Details of income tax expense (recovery) were as follows:

	For the years ended December 31,
	2015	2014
	$000’s	$000’S
		(As adjusted – note 11)
Current income tax expense	9,389	5,979
Deferred income tax expense (recovery)	9,075	(13,879)
Income tax expense (recovery)	18,464	(7,900)

The Corporation’s applicable Canadian statutory tax rate is equal to the Federal and Provincial combined tax rate applicable in the jurisdiction within Canada where the Corporation’s head office is registered (i.e., Quebec). Income taxes reported differ from the amount computed by applying the statutory rates to earnings before income taxes. The reconciliation is as follows:

	For the years ended December 31,
	2015	2014
	$000’s	$000’s
		(As adjusted – note 11)
Net earnings (loss) from continuing operations before income taxes	(7,453)	90,279
Canadian statutory tax rate	26.9%	26.9%
Statutory income taxes	(2,005)	24,285
Non-taxable income	(1,445)	(3,450)
Non-deductible expenses	10,805	4,486
Differences in effective income tax rates in foreign jurisdictions	(81,720)	(47,589)
Deferred tax assets not recognized	88,990	20,594
Other	3,839	(6,226)
Income tax expense (recovery)	18,464	(7,900)

Significant components of the Corporation’s deferred income tax balance at December 31, 2015 and December 31, 2014 were as follows:

	Property & Equipment	Transaction Costs	Intangibles	Tax Losses	Foreign Tax credits	Other	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
At January 1, 2014	1,343	1,267	(18,232)	8,137	14,359	654	7,528
Credited / (charged) to net earnings (note 11)	1,733	(2,078)	832	7,836	—	5,556	13,879
Credited / (charged) to discontinued operations net earnings (note 8, 11)	2,806	(1,520)	468	(4,941)	(14,913)	4,833	(13,267)
Credited / (charged) directly to asset/liability	—	(257)	—	1,489	—	(1,034)	198
Credited / (charged) to other comprehensive income	20	2	(2,001)	45	554	(3,429)	(4,809)
Charged directly to equity	—	28,192	—	—	—	—	28,192
Transferred to discontinued operations (note 8)	—	—	2,111	—	—	—	2,111
Acquisition of subsidiary	141	—	(26,677)	562	—	142	(25,832)
At December 31, 2014	6,043	25,606	(43,499)	13,128	—	6,722	8,000
Credited / (charged) to net earnings	(4,434)	(7,061)	2,043	2,238	—	(1,861)	(9,075)
Credited / (charged) to discontinued operations net earnings (note 8)	(243)	—	2,849	327	—	(423)	2,510
Credited / (charged) to other comprehensive income	(3,244)	—	(3,718)	4,125	—	2,639	(198)
Charged directly to equity	—	(6,400)	—	—	—	—	(6,400)
Transferred to discontinued operations (note 8)	1,929	(6,215)	16,376	(19,400)	—	(15,178)	(22,488)
Acquisition of subsidiary	—	—	(689)	—	—	—	(689)
At December 31, 2015	51	5,930	(26,638)	418	—	(8,101)	(28,340)

As at December 31, 2015, the Corporation had Canadian Federal and Provincial non-capital losses of approximately $28.24 million and $29.42 million, respectively (December 31, 2014 – $48.37 million; $47.12 million), that may be applied against earnings in future years, through December 31, 2035. The Corporation’s foreign subsidiaries have non-capital losses of approximately $350.16 million (December 31, 2014 - $120.17 million) that may be applied against earnings in future years.  The majority of those losses can be applied through December 31, 2023 ($65.50 million) and through December 31, 2024 ($256.75 million). As at December 31, 2015, the Corporation did not recognize deferred tax assets with respect to $61.66 million (December 31, 2014 - $32.30 million) of deductible temporary differences, $350.16 million (December 31, 2014 - $118.60 million) of foreign non-capital losses and $nil (December 31, 2014 - $9.30 million) of tax credits.  The deductible temporary differences and foreign non-capital losses may be applied against earnings in future years, through December 31, 2035.  No deferred tax liability has been recognized for unremitted earnings totaling $367 million, as the Corporation controls the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

8.	DISCONTINUED OPERATIONS

On November 24, 2014, Amaya sold its subsidiary Ongame Network Ltd. (“Ongame”), which provided B2B poker and platform solutions (the “Ongame Sale”), to NYX Gaming Group Limited (TSXV: NYX) (“NYX Gaming Group”). In connection with the Ongame Sale, Amaya and NYX Gaming Group entered into a strategic investment transaction pursuant to which NYX Gaming Group issued, and Amaya purchased, a $9 million unsecured convertible debenture on November 17, 2014 which matures two years after the date of issuance and bears interest at 6.00% per annum, payable at maturity. At the holder’s option, both interest and principal are payable in ordinary shares of NYX Gaming Group at any time prior to the maturity date of November 17, 2016.

On May 5, 2015, Innova Gaming Group Inc. (“Innova”), closed its initial public offering (the “Innova Offering”), which included a treasury offering of common shares by Innova and a secondary offering of common shares of Innova by Amaya, with the Corporation receiving aggregate net proceeds of approximately $34.10 million and maintaining ownership of approximately 40% of the issued and outstanding common shares of Innova. Amaya formed Innova in connection with the Innova Offering and Innova currently holds all of the shares of Diamond Game Enterprises (“Diamond Game”), which was formerly a wholly-owned subsidiary of Amaya.

On June 1, 2015, Amaya announced that it had completed the sale of Cadillac Jack Inc. (“Cadillac Jack”) to AGS, LLC, an affiliate of funds managed by Apollo Global Management, LLC (NYSE: APO) (“AGS”), for approximately USD $382 million comprising cash consideration of USD $370 million, subject to adjustment, and a USD $12 million payment-in-kind note, bearing interest at 5.0% per annum and due on the eighth anniversary of the closing date (the “Cadillac Jack Sale”).

On July 31, 2015, Amaya announced that it completed the sale of all of the issued and outstanding shares of its subsidiaries, Chartwell and Cryptologic, to NYX Gaming Group and NYX Digital Gaming (Canada) ULC, a subsidiary of NYX Gaming Group (the “NYX Sub”) (the “Chartwell/Cryptologic Sale”)  for gross proceeds of approximately $150 million, subject to adjustment, of which $110 million was paid in cash  and $40 million was paid by the NYX Sub through the issuance of exchangeable preferred shares (the “NYX Sub Preferred Shares”). The Corporation used the majority of the net proceeds from the Chartwell/Cryptologic Sale for deleveraging, including the Refinancing (as defined in note 20 below). The NYX Sub Preferred Shares (i) rank in priority to all common shares and any other preferred shares of the NYX Sub outstanding as of the closing in the event of winding-up, dissolution or liquidation of the NYX Sub; (ii) are redeemable for cash at any time at the option of the NYX Sub and are subject to mandatory redemption in the event of any financing completed by NYX Gaming Group or any of its affiliates (until all issued and outstanding NYX Sub Preferred Shares are redeemed), in each case at a price equal to the initial liquidation preference of $40 million, as adjusted from time to time; (iii) are not entitled to receive any dividends; (iv) are not transferrable or assignable, except to an affiliate; and (v) are exchangeable into NYX Gaming Group ordinary shares at any time after one year from the closing date, in whole or in part, upon 35 days’ advance written notice to the NYX Sub, at the then applicable exchange ratio, which is initially 8 million NYX Gaming Group ordinary shares.  The exchange ratio will increase every six months at a rate of 3% commencing six months after the closing of the sale for so long as the NYX Sub Preferred Shares are outstanding.

In connection with the Chartwell/Cryptologic Sale, an Amaya subsidiary and NYX Gaming Group entered into a supplier licensing agreement (the “Licensing Agreement”) for a term of six years, under which NYX Gaming Group is expected to provide certain casino gaming content to Amaya’s real-money online casino offering, including on its PokerStars and Full Tilt brands. Pursuant to the Licensing Agreement, a subsidiary of Amaya will pay NYX Gaming Group a minimum license commitment in the amount of $12 million per year for each of the first three years of the Licensing Agreement.

Each of the B2B businesses, Diamond Game (now a wholly owned subsidiary of Innova, of which the Corporation holds approximately 40% of its issued and outstanding common shares), Cadillac Jack and Chartwell and Cryptologic are classified as discontinued operations for the year ended December 31, 2015. Ongame was also so classified for the comparable prior year period. The following tables illustrate the impact of these discontinued operations of the Corporation on December 31, 2015 as compared to the period ended December 31, 2014:

Results from Discontinued Operations

		For the years ended December 31,
		2015	2014
		$000’s	$000’s
	Note		(As adjusted – note 11)
Revenues		55,720	139,426
Expenses		(167,292)	(192,189)
Results from operating activities before income taxes		(111,572)	(52,763)
Income taxes		47	16,526
Results from operating activities, net of income taxes		(111,619)	(69,289)
Gain (loss) on sale of discontinued operations		453,366	(32,219)
Minimum revenue guarantee		(26,627)	(4,200)
Taxes on gain on sale of discontinued operations		(43,403)	—
Transaction costs		(6,892)	—
Net earnings (loss) from discontinued operations		264,825	(105,708)
Basic earnings (loss) from discontinued operations per common share	10	$1.99	$(0.96)
Diluted earnings (loss) from discontinued operations per common share	10	$1.34	$(0.96)

Cash Flows from (Used In) Discontinued Operations

	For the years ended December 31,
	2015	2014
	$000’s	$000’s
		(As adjusted – note 11)
Net cash inflow from operating activities	1,566	27,815
Net cash outflow from investing activities	(19,976)	(5,473)
Net cash inflow (outflow) from financing activities	1,606	(89,007)
Net cash flows	(16,804)	(66,665)

Effect on the Financial Position of the Corporation

The assets, liabilities and reserves disposed of in connection with the Ongame Sale, which was completed during the year ended December 31, 2014, were as follows:

As of December 31, 2014
$000’s
Cash	(3,277)
Accounts receivable	(2,315)
Income tax receivable	(612)
Prepaid expenses and deposits	(666)
Goodwill and intangible assets	(35,553)
Property and equipment	(1,076)
Deferred development costs	(8,526)
Accounts payable and accrued liabilities	7,226
Customer deposits	1,898
Deferred income taxes	6,152
Reserves (cumulative translation adjustment)	4,530
Net assets disposed of in discontinued operations	(32,219)
Proceeds from sale of discontinued operations	—
Loss on sale of discontinued operations	(32,219)

The assets, liabilities and reserves disposed of in connection with the Chartwell/Cryptologic Sale, which was completed during the year ended December 31, 2015, were as follows:

As of December 31, 2015
$000’s
Cash and cash equivalents	(2,068)
Restricted cash	(128)
Accounts receivable	(2,910)
Investment tax credit	(3,927)
Prepaid expenses and deposits	(935)
Goodwill and intangible assets	(23,484)
Property plant and equipment	(2,186)
Deferred development costs	(2,121)
Accounts payable	2,917
Provisions	7,055
Income tax payable	634
Other payables	243
Deferred revenue	128
Deferred income tax	3,868
Net assets disposed of in discontinued operations	(22,914)
Proceeds from sale of discontinued operations	147,941
Gain on sale of discontinued operations	125,027

The assets, liabilities and reserves disposed of in connection with the Cadillac Jack Sale, which was completed during the year ended December 31, 2015, were as follows:

As of December 31, 2015
$000’s
Cash and cash equivalents	(5,264)
Accounts receivable	(16,901)
Income tax receivable	(4)
Inventory	(6,642)
Prepaid expenses and deposits	(3,090)
Finance lease receivable	(1,741)
Goodwill and intangible assets	(126,421)
Property plant and equipment	(32,678)
Deferred development costs	(5,797)
Accounts payable	50,380
Provisions	2,767
Income tax payable	284
Other payables	685
Deferred income tax	12,428
Long term debt	427,542
Contributed surplus	4,004
Net liabilities disposed of in discontinued operations	299,552
Proceeds from sale of discontinued operations	(2,661)
Gain on sale of discontinued operations	296,891

The assets, liabilities and reserves disposed of in connection with the divestiture of Diamond Game through the Innova Offering, which was completed during the year ended December 31, 2015, were as follows:

As of December 31, 2015
$000’s
Cash and cash equivalents	(4,065)
Accounts receivable	(3,475)
Inventory	(2,340)
Prepaid expenses and deposits	(621)
Goodwill and intangible assets	(27,045)
Property plant and equipment	(9,818)
Deferred tax asset	(1,604)
Accounts payable	4,518
Income tax payable	299
Other payables	3,661
Deferred revenue	2,447
Deferred income tax	2,691
Net assets disposed of in discontinued operations	(35,352)
Proceeds from sale of discontinued operations	66,800
Gain on sale of discontinued operations	31,448

9.	BUSINESS COMBINATIONS

Oldford Group Limited

The purchase price allocation for the Rational Group Acquisition does not reflect the impact of any contingencies arising from circumstances that were present on the date of the Rational Group Acquisition on August 1, 2014.  Any impact that becomes both measurable and probable after the reference period will not be reflected as an adjustment to the purchase price allocation.

Fair value on acquisition
$000’s
Cash	390,639
Accounts receivable	123,117
Prepaid expenses and deposits	38,599
Investments	373,692
Property and equipment	51,369
Accounts payables and accrued liabilities	(111,818)
Other payables	(198,756)
Provisions	(21,844)
Customer deposits	(570,820)
Intangible assets	2,213,606
Goodwill	3,055,410
Deferred income tax liability	(22,820)
Other	(2,759)
Total consideration	5,317,615
Fair value of contingent consideration	391,000
5,708,615

During the year ended December 31, 2015, the Corporation reclassified $92.77 million from Customer deposits to Other payables. Management finalized the purchase price allocation relating to the Rational Group Acquisition as of the end of the reference period on August 1, 2015 and determined there to be no further adjustments other than the adjustment set forth directly above.

Acquisition-related costs directly related to the Rational Group Acquisition were USD $17.81 million and were expensed in net earnings in the year ended December 31, 2014.

The purchase price for the Rational Group Acquisition includes a deferred payment of USD$400 million, payable on February 1, 2017, which was subject to adjustment based upon the regulatory status of online poker in Russia within 30 months of the completion of the Rational Group Acquisition. The Corporation will owe USD$400 million because Russia continues to operate under the status quo. If Russia had formally regulated online poker and the Corporation obtained a license in the newly regulated framework and there was evidence that the new tax rate would be "beneficial", as defined in the merger agreement governing the Rational Group Acquisition, then the Corporation would have owed up to USD$550 million. If Russia had deemed online poker illegal, the Corporation would have owed USD$100 million.

The current fair value of the deferred payment of $519.55 million (USD$ 375.39 million) is recorded in Provisions (see note 25) and was calculated using a 6% discount rate, equivalent to the discount rate negotiated by the parties to the Rational Group Acquisition in case of early payment of the deferred payment.

On January 13, 2016, the Corporation reported that it paid approximately €5.9 million as a final settlement with Italian tax authorities to resolve a previously disclosed tax dispute in which Italian authorities estimated that approximately €85 million were owed by a subsidiary of the Corporation related to its Italian operations under the PokerStars brand for the 2009 through 2014 tax years. The agreement represents a final settlement of the matter and the payment includes all amounts owing to Italian authorities for the periods at issue. In addition, as part of the settlement, the subsidiary of the Corporation does not owe any additional taxes for the 2014 tax year. The entire settlement amount plus related expenses was paid from the escrow fund established under the merger agreement governing the Rational Group Acquisition. The impact of the settlement was not reflected as an adjustment to the purchase price allocation.

10.	NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings from continuing operations and earnings per common share for the following periods:

	For the years ended December 31,
	2015	2014
Numerator
Numerator for basic and diluted earnings per common share –net earnings (loss) from continuing operations (As adjusted - note 11)	$(25,917,000)	$98,179,000
Numerator for basic and diluted earnings per common share – net earnings (loss) from discontinued operations (As adjusted - note 11)	$264,825,000	$(105,708,000)
Numerator for basic and diluted earnings per common share –net earnings (loss)	$238,908,000	$(7,529,000)
Denominator
Denominator for basic earnings per common share – weighted average number of common shares	133,238,795	109,943,961
Effect of dilutive securities
Stock options	2,403,516	2,837,519
Warrants	12,971,474	5,255,720
Convertible preferred shares	49,379,715	19,769,648
Effect of dilutive securities	64,754,705	27,862,887
Dilutive potential for diluted earnings per common share	197,993,500	137,806,848
Basic earnings (loss) from continuing operations per common share (As adjusted - note 11)	$(0.19)	$0.89
Diluted earnings (loss) from continuing operations per common share (As adjusted - note 11)	$(0.19)	$0.71
Basic earnings (loss) from discontinued operations per common share (As adjusted - note 11)	$1.99	$(0.96)
Diluted earnings (loss) from discontinued operations per common share (As adjusted - note 11)	$1.34	$(0.96)
Basic earnings (loss) per common share	$1.79	$(0.07)
Diluted earnings (loss) per common share	$1.21	$(0.07)

As the Corporation reported a net loss for the year ended December 31, 2015, the affect of the conversion or exercise of stock options, warrants and convertible preferred shares was anti-dilutive and excluded from the calculation.

11.	PRIOR PERIOD ADJUSTMENT

		For the year ended December 31,
	Note	2014 $000’s (As previously filed)	2014 $000’s (As reclassed – note 12)	2014 $000’s (As adjusted to discontinued operations) (A)	2014 $000’s
Revenues		688,222	—	(134,555)	553,667
Expenses
Selling		101,493	—	(10,933)	90,560
General and administrative		430,096	(45,288)	(111,099)	273,709
Financial		98,568	—	(37,117)	61,451
Gaming duty		—	45,288	—	45,288
Acquisition-related costs		22,387	—	(469)	21,918
		652,544	—	(159,618)	492,926
Gain on sale of subsidiary		19,562	—	—	19,562
Income from investments		9,976	—	—	9,976
Net earnings from continuing operations before income taxes		65,216	—	25,063	90,279
Current income taxes		8,642	(5,979)	(2,663)	—
Deferred (recovery) income taxes		(614)	13,879	(13,265)	—
Income taxes (recovery)		—	(7,900)	—	(7,900)
Net earnings from continuing operations		57,188	—	40,991	98,179
Net loss from discontinued operations (net of tax)		(64,717)	—	(40,991)	(105,708)
Net loss		(7,529)	—	—	(7,529)
Basic earnings from continuing operations per common share		$0.52	—	$0.37	$0.89
Diluted earnings from continuing operations per common share		$0.41	—	$0.30	$0.71
Basic loss per common share	10	$(0.07)	—	—	$(0.07)
Diluted loss per common share	10	$(0.07)	—	—	$(0.07)

(A)	The Corporation adjusted net earnings for each of the divested B2B businesses from continuing operations to discontinued operations (note 8).

	For the year ended December 31,
	2014 $000’s (As previously filed)	2014 $000’s (Reclassification – note 12)	2014 $000’s
Net cash inflows from operating activities	190,658	76,609	267,267
Net cash (outflows) inflows from financing activities	4,892,911	(76,609)	4,816,302
Net cash outflows from investing activities	(4,780,593)	—	(4,780,593)
Increase in cash	302,976	—	302,976

12.	COMPARATIVE INFORMATION

The Corporation reclassified certain items in the consolidated statements of financial position, including: (i) reclassifying receivable under finance lease to prepaid expenses and deposits in both the current and non-current asset sections; (ii) reclassifying deferred development costs to goodwill and intangible assets; and (iii) reclassifying deferred revenue to other payables, to conform to the current year’s presentation. These reclassifications had no impact on the total assets and liabilities of the Corporation. The reclassifications were made in 2015 as certain items are now significant in value and warrant separate presentation or certain items are no longer significant and therefore do not warrant separate presentation.

The Corporation combined current and deferred income taxes (recovery) in the consolidated statement of earnings (loss) into one line item called “Income taxes (recovery)”. This reclassification had no impact on the total earnings of the Corporation.

The Corporation reclassified certain items in the consolidated statements of cash flows within the cash flows from operating activities section for the comparative period to conform to the current year’s presentation. This reclassification had no impact on the total cash flows from operating activities. In addition, to provide information in line with the online gaming industry, the Corporation reclassified in the consolidated statements of cash flows for the current and comparable prior year periods, interest paid from cash flows from the operating activities section to the cash flows from financing activities section. This reclassification had no impact on the total cash flow change.

To provide more relevant information to the readers of the Corporation’s consolidated financial statements, the Corporation also changed its accounting policy relating to the presentation of gaming duties in the consolidated statements of earnings (loss). The expense was reclassified from general and administrative to its own separate line item titled “Gaming Duty” for the comparative period to conform to the current year’s presentation as it reflects the increasing importance of gaming duties to the users of the financial statements. This reclassification had no impact on the consolidated statements of earnings (loss).

13.	GOODWILL AND INTANGIBLE ASSETS

For the year ended December 31, 2015:

	Note	Software Technology $000’s	Customer Relationships $000’s	Brands $000’s	Deferred Development Costs $000’s	Goodwill $000’s	Other $000’s	Total $000’s
Cost
Balance – January 1, 2015		200,262	1,666,372	562,942	18,173	3,358,607	37,837	5,844,193
Additions		—	—	—	29,327	—	5,545	34,872
Additions through business combination		3,198	—	—	—	7,030	—	10,228
Disposals		—	—	—	—	—	(732)	(732)
Discontinued operations	8	(74,270)	(15,520)	—	(10,626)	(113,398)	(18,824)	(232,638)
Reclassification		—	—	—	888	1,422	1,394	3,704
Translation		30,362	319,575	108,648	4,187	633,483	2,462	1,098,717
Balance – December 31, 2015		159,552	1,970,427	671,590	41,949	3,887,144	27,682	6,758,344

Accumulated amortization and impairments
Balance – January 1, 2015		42,231	47,653	—	4,119	—	18,085	112,088
Amortization		32,598	121,647	—	2,353	—	2,675	159,273
Disposals		—	—	—	—	—	(542)	(542)
Impairment		—	—	—	414	—	3,353	3,767
Discontinued operations	8	(37,044)	(2,187)	—	(2,708)	—	(5,831)	(47,770)
Reclassification		—	—	—	—	—	1,051	1,051
Translation		6,672	18,983	—	144	—	550	26,349
Balance – December 31, 2015		44,457	186,096	—	4,322	—	19,341	254,216

Net carrying amount
At January 1, 2015		158,031	1,618,719	562,942	14,054	3,358,607	19,752	5,732,105
At December 31 2015		115,095	1,784,331	671,590	37,627	3,887,144	8,341	6,504,128

For the year ended December 31, 2014:

	Note	Software Technology $000’s	Customer Relationships $000’s	Brands $000’s	Deferred Development Costs $000’s	Goodwill $000’s	Other $000’s	Total $000’s
Cost
Balance – January 1, 2014		61,759	17,820	—	6,003	79,975	28,027	193,584
Additions		—	—	—	11,497	—	8,691	20,188
Additions through business combinations		125,569	1,560,542	530,187	—	3,081,720	4,572	5,302,590
Disposals		—	—	—	—	—	(3,017)	(3,017)
Assets held-for-sale disposed of	8	—	(9,161)	—	—	—	(2,048)	(11,209)
Translation		12,934	97,171	32,755	673	196,912	1,612	342,057
Balance – December 31, 2014		200,262	1,666,372	562,942	18,173	3,358,607	37,837	5,844,193

Accumulated amortization and impairments
Balance – January 1, 2014		16,016	1,490	—	2,185	—	7,038	26,729
Amortization		23,737	45,737	—	1,834	—	6,866	78,174
Disposals		—	—	—	—	—	(1,302)	(1,302)
Impairment		—	—	—	—	—	6,176	6,176
Assets held-for-sale disposed of	8	—	(1,254)	—	—	—	(1,001)	(2,255)
Translation		2,478	1,680	—	100	—	308	4,566
Balance – December 31, 2014		42,231	47,653	—	4,119	—	18,085	112,088

Net carrying amount
At January 1, 2014		45,743	16,330	—	3,818	79,975	20,989	166,855
At December 31 2014		158,031	1,618,719	562,942	14,054	3,358,607	19,752	5,732,105

The Corporation determined that certain B2B-related intangible assets were redundant to the Corporation’s core operations, which currently consists of its B2C operations. As a result, during the year ended December 31, 2015, the Corporation recognized impairment losses (classified in general and administrative expenses) related to licenses (included in “Other”) of $3.35 million (December 31, 2014 - $6.18 million) and $414,000 of Deferred Development Costs (December 31, 2014 - $nil).

Impairment Testing

The Corporation performed an annual impairment test for its B2C operations in connection with the preparation of its financial statements for the year ended December 31, 2015. The Corporation identified the B2C operations as a single CGU for impairment testing purposes. A recoverable amount for the CGU has been determined based on the value in use methodology.

The recoverable amount of the CGU is determined from value in use calculations. The key assumptions for the value in use calculation are those regarding the discount rate, growth rate and Adjusted EBITDA forecasts. Adjusted EBITDA is defined by the Corporation as net earnings (loss) from continuing operations before interest and financing costs (net of interest income), income taxes, depreciation and amortization, stock-based compensation, restructuring and other non-recurring costs. These assumptions have been revised in the year ended December 31, 2015, in light of the current economic environment. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGU.

The Corporation prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next five years and extrapolates cash flows based on an estimated growth rate of 3%.

The Corporation believes that any reasonable change to these principal assumptions is unlikely to cause the CGU’s carrying value to exceed its recoverable amount. This fair value measurement is a level 3 measurement in the fair value hierarchy.

Based on the impairment test performed, the recoverable amount of the CGU was in excess of its carrying amount and accordingly, there is no impairment of the carrying value of the goodwill or intangible assets with indefinite useful lives.

14.	PROPERTY AND EQUIPMENT

For the year ended December 31, 2015:

	Note	Revenue- Producing Assets $000’s	Furniture and Fixtures $000’s	Computer Equipment $000’s	Building $000’s	Total $000’s
Cost
Balance – December 31, 2014		52,912	13,630	19,718	33,035	119,295
Additions		4,735	5,900	9,709	—	20,344
Disposals		(732)	(2,707)	(2,051)	—	(5,490)
Reclassifications and other		(122)	102	(1,389)	—	(1,409)
Discontinued operations	8	(58,949)	(3,889)	(9,250)	—	(72,088)
Translation		2,318	2,324	3,458	3,435	11,535
Balance – December 31, 2015		162	15,360	20,195	36,470	72,187

Accumulated amortization
Balance – December 31, 2014		19,564	1,320	3,002	598	24,484
Depreciation		3,366	3,723	5,101	1,448	13,638
Disposals		(327)	(2,603)	(1,649)	—	(4,579)
Reclassifications and other		—	(19)	(1,032)	—	(1,051)
Discontinued operations	8	(22,578)	(1,230)	(3,598)	—	(27,406)
Translation		17	935	1,143	(169)	1,926
Balance – December 31, 2015		42	2,126	2,967	1,877	7,012

Net carrying amount
At January 1, 2015		33,348	12,310	16,716	32,437	94,811
At December 31 2015		120	13,234	17,228	34,593	65,175

For the year ended December 31, 2014:

	Note	Revenue- Producing Assets $000’s	Furniture and Fixtures $000’s	Computer Equipment $000’s	Building $000’s	Total $000’s
Cost
Balance – January 1, 2014		44,388	5,098	9,318	—	58,804
Additions through business combinations		5,426	8,861	11,619	31,905	57,811
Additions		12,498	2,959	3,354	—	18,811
Disposals		(2,307)	(1,261)	(2,240)	—	(5,808)
Reclassifications and other		(2,000)	65	558	—	(1,377)
Discontinued operations	8	—	(387)	(2,303)	—	(2,690)
Impairment		(4,791)	(829)	—	—	(5,620)
Translation		(302)	(876)	(588)	1,130	(636)
Balance – December 31, 2014		52,912	13,630	19,718	33,035	119,295

Accumulated amortization
Balance – January 1, 2014		13,068	2,158	3,057	—	18,283
Depreciation		12,865	1,720	3,835	578	18,998
Disposals		(1,470)	(862)	(2,142)	—	(4,474)
Reclassifications and other		(163)	(7)	—	—	(170)
Discontinued operations	8	—	(110)	(642)	—	(752)
Impairment		(2,793)	(488)	—	—	(3,281)
Translation		(1,943)	(1,091)	(1,106)	20	(4,120)
Balance – December 31, 2014		19,564	1,320	3,002	598	24,484

Net carrying amount
At January 1, 2014		31,320	2,940	6,261	—	40,521
At December 31 2014		33,348	12,310	16,716	32,437	94,811

During the year ended December 31, 2015, the Corporation recognized impairment losses (classified in general and administrative expenses) of $nil (December 31, 2014 – $2.34 million).

15.	INVESTMENTS IN ASSOCIATES

The Corporation assessed whether its 40% common share ownership in Innova following the Innova Offering represented control or significant influence and determined that while it does not have control for various reasons, including a lack of representation on Innova’s board of directors and the ability to exercise power over Innova, it does have significant influence over Innova. During the year ended December 31, 2015, the Corporation recognized an impairment loss (classified in general and administrative expenses) of $17.97 million (December 31, 2014 – nil) as a result of the significant and sustained decline in the fair market value of the Innova common shares.

The following table shows a reconciliation from the opening balance to the closing balance for investment in associates:

	Note	$000’s
Balance – January 1, 2014		1,333
Addition through business acquisition		581
Additional investment in associates		561
Loss included in income (loss) from investments		(346)
Balance – December 31, 2014		2,129
Disposal of investment in associates		(950)
Additional investment in associates		33,200
Loss included in income (loss) from investments		(741)
Loss included in income (loss) from associates		(929)
Impairment loss included in general and administrative	6	(17,965)
Translation		111
Balance – December 31, 2015		14,855

16.	INVESTMENTS

The Corporation held the following investments:

	As of December 31,
	2015	2014
	$000’s	$000’s
	Carrying value & fair value	Carrying value & fair value
Funds- Available for sale	79,358	173,799
Bonds- Available for sale	125,893	122,528
Convertible debentures- Fair value through profit/loss[1]	16,968	19,358
Equity in quoted companies – Available for sale	203,476	84,350
Equity in private companies- Available for sale	13,096	10,390
Total investments	438,791	410,425
Current portion	425,695	398,487
Non-current portion	13,096	11,938

[1]

A financial asset is designated as fair value through profit or loss on initial recognition if it is part of a contract containing one or more embedded derivatives and the entire contract is designated as such.

Investments relate primarily to customer deposits held in accounts segregated from investments held for operational purposes. As of December 31, 2015, Customer deposits were covered by $334.09 million in investments and $279.74 million in cash.

The Corporation recognized a loss related to the NYX Sub Preferred Shares of $13.61 million (December 31, 2014 - $nil). This loss flowed through income from investments on the consolidated statements of earnings (loss).

The following table provides information about the carrying value of bonds and convertible debentures held by the Corporation that are due over the current and non-current terms:

	1 year or less $000’s	1 to 5 years $000’s	Greater than 5 years $000’s
Bonds	26,005	88,773	11,115
Convertible debentures	16,968	—	—
Total	42,973	88,773	11,115

For the year ended December 31, 2015, the Corporation recognized a loss from investments as follows:

	Funds $000’s	Bonds $000’s	Convertible debentures $000’s	Equity in quoted companies $000’s	Equity in private companies $000’s	Total $000’s
Investment income earned	1,458	2,215	—	—	—	3,673
Realized gains	—	—	—	7,718	3,161	10,879
Unrealized losses	(1,924)	(1,419)	—	(21,434)	—	(24,777)
Changes in fair value through profit/loss	—	—	(2,397)	(13,609)	—	(16,006)

Investment income from bonds and convertible debentures includes interest income and premium and discount amortization. Income from funds and equity includes dividends and distributions from quoted companies.

Convertible debentures – Fair value through profit or loss

During the year ended December 31, 2014, the Corporation acquired a convertible debenture for a total cost of $9 million from NYX Gaming Group, which has a maturity date of November 17, 2016 and bears interest at 6.00% per annum. The debenture is convertible at the Corporation’s option into fully paid common shares of NYX Gaming Group at any time prior to the maturity date at a conversion price of $3.20 per common share.

Convertible debentures
$000’s
As of December 31, 2013	3,850
Acquisition	9,000
Unrealized gain on investment	6,508
As of December 31, 2014	19,358
Unrealized loss on investment	(2,397)
Translation	7
As of December 31, 2015	16,968

Subsidiaries

As at December 31, 2015, the Corporation had the following significant subsidiaries:

Name of principal subsidiary	Country of incorporation	Principal business	Percentage of ownership
Amaya Incorporated	Canada	Parent company / head office	100%
Amaya Holdings B.V.	Netherlands	Intermediate holding company	100%
Amaya Group Holdings	Isle of Man	Intermediate holding company	100%
Worldwide Independent Trust Limited	Isle of Man	Treasury	100%
REEL Italy Limited	Malta	Various	100%
Rational Entertainment Enterprises Limited	Isle of Man	B2C services	100%
Rational FT Enterprises Limited	Isle of Man	B2C services	100%
Rational FT Services Limited	Isle of Man	Various	100%
Amaya Group Limited	Isle of Man	B2C Services	100%
Rational Gaming Europe Limited	Malta	Various	100%

17.	RESTRICTED CASH

Restricted cash held by the Corporation consists of the following components:

	As of December 31,
	2015	2014
	$000’s	$000’s
Amount owing to the DOJ* paid August 2015	—	112,530
Guarantees in connection with licenses held	10,071	11,572
Funds in excess of working capital requirements set aside for deferred payment **	153,475	56,049
Other	—	126
Restricted cash – total	163,546	180,277
Restricted cash – current portion	—	(112,530)
Restricted cash – non-current portion	163,546	67,747

*

This is the last payment related to a settlement that certain Oldford Group subsidiaries and affiliates reached with the U.S. Department of Justice (“DOJ”) Southern District of New York, which was publicly announced in July 2012. As part of the settlement agreement, Oldford Group also acquired the assets of its primary competitor at the time, Full Tilt Poker, and committed to the full reimbursement of Full Tilt Poker customers inside and outside the United States.

**

The purchase price for the Rational Group Acquisition included a USD$4.5 billion payment made at closing of the transaction, plus a deferred payment in the aggregate amount of USD$400 million (see note 9). The Corporation must deposit into a separate bank account an amount equal to 35% of its monthly excess cash flow as defined under the credit agreement.

18.	PREPAID EXPENSES AND DEPOSITS

	As of December 31,
	2015	2014
	$000’s	$000’s
Prepaid royalties	11,590	12,827
Prepaid expenses	30,210	20,177
Vendor deposits	736	4,642
Total current portion of prepaid expenses and deposits	42,536	37,646
Prepaid royalties	29,083	25,591
Vendor deposits	1,079	2,279
Total non-current portion of prepaid expenses and deposits	30,162	27,870

Prepaid royalties include prepaid revenue share paid to business partners. Prepaid expenses include selling and general and administrative expenses.

During the year ended December 31, 2015, the Corporation recognized an impairment loss (classified in general and administrative expenses) related to non-current prepaid royalties of $8.74 million (December 31, 2014 - $nil).

19.	CREDIT FACILITY

The Corporation obtained a first lien revolving credit facility of USD $100 million on August 1, 2014 in connection with the Rational Group Acquisition (the “Credit Facility”). Maturing on August 1, 2019, the Credit Facility can be used to fund working capital needs and for general corporate purposes.  The interest rate under the Credit Facility is, at the Corporation's option, either LIBOR plus 4.00% or ABR plus 3.00%.  The applicable commitment fee on the Credit Facility is based on a leverage ratio of 3.75 to 1.00 and could range from 0.375% to 0.50%.  Borrowings under the Credit Facility are subject to the satisfaction of customary conditions, including the absence of a default and compliance with certain representations and warranties.

As at each of December 31, 2015 and December 31, 2014, there were no amounts outstanding under the Credit Facility. However, in connection with the Kentucky Proceeding (as defined in note 32 below) on February 22, 2016, the Corporation filed a notice of appeal to the Kentucky Court of Appeals and posted a USD$100 million supersedeas bond to stay enforcement of the order for damages during the pendency of the appeals process.  The posting of the bond required the delivery of cash collateral in the amount of USD$35 million and letters of credit in the aggregate amount of USD$30 million (collectively, the “Bond Collateral”), thereby reducing the availability under the Credit Facility to USD$70 million as of the date hereof. For additional information on the Kentucky Proceeding, see the 2015 Annual Information Form, including under the heading “Legal and Regulatory Proceedings” therein, and note 32 herein.

20.	LONG-TERM DEBT

The following is a summary of long-term debt outstanding at December 31, 2015 and December 31, 2014 (all capitalized terms used in the table below regarding to such long-term debt are defined in the following note):

	December 31, 2015, Principal outstanding balance in local denominated currency	December 31, 2015 Carrying amount	December 31, 2014, Principal outstanding balance in local denominated currency	December 31, 2014 Carrying amount
	$000’s	$000’s	$000’s	$000’s
USD First Lien Term Loan	2,041,616	2,738,650	1,745,625	1,956,220
EUR First Lien Term Loan	289,048	425,700	199,500	271,388
USD Second Lien Term Loan	210,000	223,552	800,000	873,519
Senior Facility (USD)	—	—	238,000	273,910
Mezzanine Facility (USD)	—	—	104,537	102,941
2013 Debentures (CAD)	30,000	29,834	30,000	28,020
Total long-term debt		3,417,736		3,505,998
Current portion		45,519		11,451
Non-current portion		3,372,217		3,494,547

During the year ended December 31, 2015, the Corporation incurred the following interest on its then-outstanding long-term debt:

	Effective interest rate	Interest $000's	Interest Accretion $000's	Total Interest $000's
USD First Lien Term Loan	5.71%	112,242	14,177	126,419
EUR First Lien Term Loan	5.68%	17,742	1,258	19,000
USD Second Lien Term Loan	13.26%	59,399	5,735	65,134
Senior Facility (USD)	9.90%	11,547	2,336	13,883
Mezzanine Facility (USD)	16.16%	3,229	23,284	26,513
2013 Debentures (CAD)	14.10%	2,560	1,814	4,374
Total		206,719	48,604	255,323

The effective interest rate on the USD Second Lien Term Loan increased from 2014 as a result of the Refinancing.

During the year ended December 31, 2014, the Corporation incurred the following interest on its then-outstanding long-term debt:

	Effective interest rate	Interest $000's	Interest Accretion $000's	Total Interest $000's
USD First Lien Term Loan	5.79%	41,393	4,842	46,235
EUR First Lien Term Loan	5.97%	6,395	646	7,041
USD Second Lien Term Loan	9.07%	30,276	1,965	32,241
Senior Facility (USD)	9.90%	21,324	2,315	23,639
Mezzanine Facility (USD)	16.16%	4,295	5,703	9,998
2013 Debentures (CAD)	14.10%	2,342	1,697	4,039
Total		106,025	17,168	123,193

The Corporation’s debt balance for the year ended December 31, 2015 was as follows:

	Opening Balance $000's	Principal Movements $000's	Transaction costs $000's	Accretion $000's	Translation $000's	Total $000's	Current $000's	Long-term $000's
USD First Lien Term Loan	1,956,220	387,150	(18,476)	14,177	399,579	2,738,650	12,721	2,725,929
EUR First Lien Term Loan	271,388	126,996	(704)	1,258	26,762	425,700	2,964	422,736
USD Second Lien Term Loan	873,519	(765,045)	(7,524)	5,735	116,867	223,552	—	223,552
Senior Facility (USD)	273,910	(293,958)	—	2,336	17,712	—	—	—
Mezzanine Facility (USD)	102,941	(131,374)	—	23,284	5,149	—	—	—
2013 Debentures (CAD)	28,020	—	—	1,814	—	29,834	29,834	—
Total	3,505,998	(676,231)	(26,704)	48,604	566,069	3,417,736	45,519	3,372,217

The Corporation’s debt balance for the year ended December 31, 2014 was as follows:

	Opening Balance $000's	Principal Movements $000's	Transaction costs $000's	Accretion $000's	Translation $000's	Total $000's	Current $000's	Long-term $000's
USD First Lien Term Loan	—	1,922,299	(70,145)	4,842	99,224	1,956,220	7,852	1,948,368
EUR First Lien Term Loan	—	282,836	(9,399)	646	(2,695)	271,388	1,244	270,144
USD Second Lien Term Loan	—	881,006	(53,725)	1,965	44,273	873,519	—	873,519
Senior Facility (USD)	168,178	85,492	(2,088)	2,315	20,013	273,910	2,355	271,555
Mezzanine Facility (USD)	—	110,182	(2,657)	5,703	(10,287)	102,941	—	102,941
2013 Debentures (CAD)	26,323	—	—	1,697	—	28,020	—	28,020
Total	194,501	3,281,815	(138,014)	17,168	150,528	3,505,998	11,451	3,494,547

The principal repayments of the Corporation’s currently outstanding long-term debt (including the 2013 Debentures, which were repaid in full and cancelled on February 1, 2016) over the next five years amount to the following:

	2016 $000's	2017 $000's	2018 $000's	2019 $000's	2020+ $000's
USD First Lien Term Loan	28,398	93,941	163,967	175,150	2,364,181
EUR First Lien Term Loan	4,366	4,366	4,366	4,366	416,946
USD Second Lien Term Loan	—	—	—	—	290,644
2013 Debentures (CAD)	30,000	—	—	—	—
Total	62,764	98,307	168,333	179,516	3,071,771

(a)	First and Second Lien Term Loans

On August 1, 2014, Amaya completed the Rational Group Acquisition, which was partly financed through the issuance of long-term debt, allocated into first and second lien term loans. Without giving effect to the Refinancing (as defined below), the first lien term loans consisted of a USD $1.75 billion seven-year first lien term loan priced at LIBOR plus 4.00% (the “USD First Lien Term Loan”) and a €200 million seven-year first lien term loan priced at Euribor plus 4.25% (the “EUR First Lien Term Loan” and, together with the USD First Lien Term Loan, the “First Lien Term Loans”), in each case with a 1.00% LIBOR and Euribor floor and repayable on August 22, 2021. Also without giving effect to the Refinancing, the second lien term loan consisted of a USD $800 million eight-year loan priced at LIBOR plus 7.00%, with a 1.00% LIBOR floor and repayable on August 1, 2022 (the “USD Second Lien Term Loan”).

On August 12, 2015, the Corporation completed the previously announced refinancing of certain of its outstanding long-term indebtedness (the “Refinancing). The Refinancing included the repayment of approximately USD $590 million of the USD Second Lien Term Loan. The Corporation funded this repayment, as well as fees and related costs, through a combination of an approximately USD $315 million increase of the existing USD First Lien Term Loan, approximately €92 million increase of the existing EUR First Lien Term Loan and approximately USD $195 million in cash.  The credit agreement related to the First Lien Term Loans was amended to, among other things, provide for these increased term loan facilities.

First Lien Term Loans

Giving effect to the Refinancing, the USD First Lien Term Loan increased to USD$2.04 billion and the EUR First Lien Term Loan increased to €289 million. The applicable interest rates remained the same.

The Corporation is required to allocate up to 50% of the excess cash flow of the Corporation to the principal repayment of the First Lien Term Loans. Excess cash flow is referred to as EBITDA of Amaya Holdings B.V. on a consolidated basis for such excess cash flow period (i.e., each fiscal year commencing with the fiscal year ending on December 31, 2015), minus, without duplication, debt service, capital expenditures, permitted business acquisitions and investments, taxes paid in cash, increases in working capital, cash expenditures in respect of swap agreements, any extraordinary, unusual or nonrecurring loss, income or gain on asset dispositions, and plus, without any duplication, decreases in working capital, capital expenditures funded with the proceeds of the issuance of debt or the issuance of equity, cash payments received in respect of swap agreements, any extraordinary, unusual or nonrecurring gain realized in cash and cash interest income to the extent deducted in the computation of EBITDA.

The percentage allocated to the principal repayment can fluctuate based on the following:

•

If the total secured leverage ratio at the end of the applicable excess cash flow period is less than or equal to 4.75 to 1.00 but is greater than 4.00 to 1.00, the repayments will be 25% of the excess cash flow.

•	If the total secured leverage ratio at the end of the applicable excess cash flow period is less than or equal to 4.00 to 1.00, the repayment will be 0% of the excess cash flow.

As a result of the Refinancing and an amendment to the credit agreement for the First Lien Term Loans, which contemplates the increased term loan facilities and the approximately USD $195 million of cash repaid by the Corporation in connection with the same, the Corporation will not be required to allocate any excess cash flow to the principal repayment of the First Lien Term Loans during the fiscal year ending December 31, 2016.

The agreement for the First Lien Term Loans restricts the Corporation from, among other things, incurring additional debt or granting additional liens on its assets and equity, distributing equity interests and distributing any assets to third parties.

Second Lien Term Loan

Giving effect to the Refinancing, the Second Lien Term Loan decreased to USD$210 million. The applicable interest rate remained the same.

(b)	Senior Facility

On May 15, 2014, Cadillac Jack obtained an incremental USD $80 million term loan to its then-existing credit facilities through an amendment thereto for the purpose of financing working capital expenses and general corporate purposes of the Corporation.  The new aggregate principal amount of USD $240 million accrued interest at a per annum rate equal to LIBOR plus 8.5% with a 1% LIBOR floor (as amended, the “Senior Facility”). The Senior Facility was to mature over a five-year term from the closing date and was secured by the stock of Cadillac Jack and the assets of Cadillac Jack and its subsidiaries. In connection with the Cadillac Jack Sale, the Corporation fully repaid, and satisfied all outstanding obligations under, the Senior Facility on May 29, 2015.

(c)	Mezzanine Facility

On May 15, 2014, Cadillac Jack obtained a mezzanine subordinated unsecured loan (the “Mezzanine Facility”) in the form of a subordinated term loan in the aggregate principal amount of USD $100 million, bearing interest at a per annum rate equal to 13%; provided, at the option of Cadillac Jack, interest accruing at a per annum rate of 7% could instead be paid in-kind in lieu of cash. The Mezzanine Facility was to mature over a six-year term from the closing date and was unsecured. During the year ended December 31, 2015, the Corporation incurred $3.77 million relating to paid in kind interest, as compared to $5.01 million during the year ended December 31, 2014. In connection with the Cadillac Jack Sale, the Corporation fully repaid, and satisfied all outstanding obligations under, the Mezzanine Facility on May 29, 2015.

The repayment of the Senior Facility and Mezzanine Facility resulted in the Corporation repaying approximately $425.33 million (USD $344 million) of debt, thereby eliminating all related debt service costs, including interest payments, of each of the Senior Facility and Mezzanine Facility.

(d)	2013 Debentures

On February 7, 2013, the Corporation closed a private placement of units, issuing and selling 30,000 units at a price of $1,000 per unit for aggregate gross proceeds of $30 million. Each unit consisted of (i) $1,000 principal amount of unsecured non-convertible subordinated debentures (the “2013 Debentures”) and (ii) 48 non-transferable common share purchase warrants (the warrant indenture was subsequently amended on September 24, 2013 to provide for the warrants to be transferable and traded on the TSX).  The 2013 Debentures bore interest at a rate of 7.50% per annum payable semi-annually in arrears on January 31 and July 31 in each year following their issuance. Each warrant entitled the holder thereof to acquire one common share of the Corporation at a price per common share equal to $6.25. The 2013 Debentures matured on January 31, 2016 and were repaid in full on February 1, 2016 and the then-remaining outstanding warrants expired on January 31, 2016.  As of such date, the Corporation had no further obligations under or with respect to the same.

21.	CAPITAL MANAGEMENT

The Corporation’s objective in managing capital is to ensure a sufficient liquidity position to manage its business and growth objectives while maximising return to shareholders through the optimization of debt and equity. On an ongoing basis, liquidity is necessary to finance its marketing activities, research and development activities, general and administrative expenses, working capital and overall capital expenditures.

The Corporation has historically financed its liquidity needs, primarily through borrowings, hybrid instruments and issuance of capital stock. The Corporation meets all of its current liquidity requirements from the cash flow generated from its cash flow from operations.

The capital structure of the Corporation and its subsidiaries consists of net debt, which includes long-term debt, and is offset by cash balances, and total equity attributable to shareholders. The Corporation’s capital management objectives are to optimize its capital structure with a view to both deleverage existing operations and minimize dilution by focusing on, among other things, improving profitability, repaying debt and undertaking stock buy-back programs.

Based on the Corporation’s currently available funds, current expectations, the funds available from the Credit Facility and its ability to access the debt and equity capital markets, if necessary, management believes that the Corporation will have the cash resources necessary to satisfy current obligations and working capital needs, fund development activities and other capital expenditures for at least the next 12 months.

22.	DERIVATIVES

The Corporation is exposed to interest rate and currency risk. The Corporation uses derivative financial instruments for risk management purposes only, not for generating trading profits, and anticipates that such instruments will mitigate interest rate and currency risk, as applicable. As such, any change in cash flows associated with derivative instruments is expected to be offset by changes in cash flows related the hedged position.

Cash flow hedge accounting

On March 2, 2015, a subsidiary of the Corporation entered into cross-currency interest rate swap agreements (the “March 2015 Swap Agreements”). A USD notional amount of $1.74 billion was designated in cash flow hedge relationships to hedge the interest rate and foreign exchange of the USD First Lien Term Loan bearing a minimum floating interest rate of 5.0% (USD three-month LIBOR plus a 4.0% margin, with a LIBOR floor of 1.0%). The March 2015 Swap Agreements, which mature in five years, fixes the Euro to USD exchange rate at 1.1102 and fixes the Euro interest payments at an average rate of 4.6016%.

In connection with the Refinancing, a subsidiary of the Corporation entered into two additional cross-currency interest rate swap agreements to hedge the interest rate and foreign exchange, effective August 12, 2015, for a USD notional amount of $325 million (the “August 2015 Swap Agreements” and together with the March 2015 Swap Agreements, the “Swap Agreements” or “CCIRS”). A portion of the August 2015 Swap Agreements (USD notional amount of $302 million) was designated in cash flow hedge relationships to hedge the interest rate and foreign exchange of the USD First Lien Term Loan bearing a minimum floating interest rate of 5.0% (USD three-month LIBOR plus a 4.0% margin, with a LIBOR floor of 1.0%). The August 2015 Swap Agreements, which mature in five years, fix the Euro to USD exchange rate of 1.094 and fix the Euro interest payments at an average rate of 4.657%.

Net investment hedge accounting

During a portion of the year ended December 31, 2015, the Corporation designated the entire principal amount of the USD Second Lien Term Loan and its USD $400 million contingent consideration (i.e., the deferred purchase price for the Rational Group Acquisition) as a foreign exchange hedge of its net investment in its foreign operations.  In connection with the Refinancing on August 12, 2015, the Corporation undesignated the net investment hedge.  Accordingly, the portion of the losses arising from the translation of the USD-denominated liabilities that was determined to be an effective hedge during the period was recognized in the consolidated statements of comprehensive income, counterbalancing a portion of the losses arising from translation of the Corporation’s net investment in its foreign operations. Subsequent losses in foreign exchange after August 12, 2015 are recorded in the consolidated statements of earnings (loss).

For the year ended December 31, 2015, the Corporation recorded an unrealized exchange loss on translation of $582,000 (€388,000) in the cumulative translation adjustment in reserves related to the translation of the USD Second Lien Term Loan and such contingent consideration.

Derivative instruments without hedge accounting

During the year ended December 31, 2015, the Corporation entered into (i) one forward foreign exchange contract and one series of forward foreign exchange contracts to purchase USD for Euros, (ii) a series of forward foreign exchange contracts to sell USD for Euros and (iii) a series of forward foreign exchange contracts to buy GBP for USD. These economic hedges are intended to mitigate the impact of the fluctuation of both the USD to Euro and USD to GBP exchange rates on foreign currency liabilities. The first contract was for the purchase of USD $124.30 million for €110 million at a weighted average rate of USD $1.1130 to €1.000 which matured on December 31, 2015 (the “First Forward Contract”), the first series of contracts were for the purchase of USD $323.86 million for €290 million at a weighted average a rate of USD $1.1167 to €1.0000 with a maturity date of December 31, 2016 (the “First Series of Forward Contracts”), the second series of contracts were for the sale of USD $137.14 million for €125.21 million at a rate of USD $1.0953 to €1.0000 with a maturity date of March 31, 2016 (the “Second Series of Forward Contracts”) and the third series of contracts were for the purchase of £52.8 million GBP and sell USD $80.02 million USD at a weighted average rate of USD $1.5155 to £1.0000 and maturing monthly throughout the year ending December 31, 2016 (the “Third Series of Forward Contracts”).

For the year ended December 31, 2015, the Corporation recognized (i) a realized gain in income on the First Forward Contract of $4.25 million (€3 million), (ii) an unrealized gain in income on the First Series of Forward Contracts of $6.27 million (€4.42 million), (iii) an unrealized loss on the Second Series of Forward Contracts of $1.17 million (€756,000) and (iv) an unrealized loss on the Third Series of Forward Contracts of $2.79 million (USD $2.18 million).

Put liabilities

In connection with the July 31, 2015 acquisition of Stars Fantasy Sports Subco, LLC (formerly Ruckus Gaming, LLC), the operator of the Corporation’s StarsDraft brand, the Corporation granted a put option to the sellers whereby such sellers have the right, but not the obligation, during the applicable put period to sell to the Corporation all the equity interests then-held by such sellers at a price equal to the greater of (i) the fair market value of the interests as of December 31 of the immediately preceding fiscal year, as determined in accordance with the procedures set forth in the purchase agreement and (ii) USD $6.0 million. The put period is defined in the purchase agreement as the period commencing on January 1 and ending on January 31 of each calendar year commencing in 2018. This derivative was recorded for the year ended December 31, 2015 at the present value of $6.9 million.

In connection with the October 20, 2015 acquisition of the assets of Amaya Innovation Ltd, the Corporation granted a put option to the sellers whereby such sellers have the right, but not the obligation, during the applicable put period to sell to the Corporation all the equity interests then-held by such sellers at a price equal to the fair market value of the interests as of the date of the applicable put right notice. The put period is defined in the purchase agreement as the period commencing on the date of acquisition and ending on the 48 month anniversary thereafter. This derivative was recorded for the year ended December 31, 2015 at the present value of $1.1 million.

The following table summarizes the fair value of derivatives as at December 31, 2015 and the change in fair value for the year ended December 31, 2015:

	Forward Contracts $000's	CCIRS contracts $000's	Total $000's
Opening balance, as at January 1, 2015	—	—	—
Unrealized gain in fair value	5,239	13,112	18,351
Translation	313	—	313
Total derivative asset as at December 31, 2015	5,552	13,112	18,664

	Forward Contracts $000's	CCIRS contracts $000's	Put Liability $000's	Total $000's
Opening balance, as at January 1, 2015	—	—	—	—
Unrealized loss in fair value	2,793	22,889	—	25,682
Derivatives granted on acquisitions	—	—	7,815	7,815
Translation	230	—	631	861
Total derivative liability as at December 31, 2015	3,023	22,889	8,446	34,358
Current portion	3,023	22,889	—	25,912
Non-current portion	—	—	8,446	8,446

23.	COMMITMENTS

The Corporation’s commitments under lease agreements for premises and other obligations as at December 31, 2015 aggregate to approximately $83.45 million and are payable as follows:

	Within one year $000’s	Later than one year but not later than 5 years $000’s	More than 5 years $000’s
Rent	12,008	35,332	34,716
Other	1,383	15	—

24.	OTHER PAYABLES

The Corporation’s other payables mainly relate to the frequent player points and certain Austria gaming duty as described below. The frequent player points relate to loyalty programs operated by the B2C business for its customers, which involves awarding loyalty points based on amounts wagered. The points can be used to make a wide variety of purchases in lieu of cash or can be exchanged for cash. The Corporation maintains sufficient overhead in cash and investments to cover the estimated future frequent player points liability.

The Corporation recorded an amount for alleged gaming duty payable in Austria for a period from 2011 through 2015 totaling $48.15 million (€32.03 million). Based on internal and external local tax advice, to potentially mitigate any penalties and possible action by the Austrian tax authorities, the Corporation intends to pay the alleged gaming duty provided and filed an appeal with the applicable Austrian courts on the basis of, among other arguments, the constitutionality of the gaming duty.  The Corporation has sent a notice of claim to the former owners of Oldford Group seeking indemnification under the merger agreement governing the Rational Group Acquisition in the amount of $29.47 million (€19.61 million), representing the amount of alleged gaming duty owed for pre-acquisition periods.

	As of December 31,
	2015	2014
	$000’s	$000’s
Settlement with DOJ	—	110,920
Austria gaming duty	48,147	—
Frequent player points	60,201	89,935
Brokerage account payable	9,803	9,764
Deferred payment	4,844	—
Bonuses payable to employees	787	—
Equipment financing	18	2,072
Total current portion of other payable	123,800	212,691

The Corporation’s other long-term payables include the following:

	As of December 31,
	2015	2014
	$000’s	$000’s
Bonuses payable to employees	787	2,317
Equipment financing	—	3,210
Deferred revenue	—	2,459
Total long term portion of other payables	787	7,986

25.	PROVISIONS

The provisions in the consolidated statements of financial position include, among other items, the provision for jackpots and player bonuses, the provision for contingent consideration primarily in connection with the Rational Group Acquisition and the minimum revenue guarantees in connection with the sale of WagerLogic Malta Holdings Ltd. (“WagerLogic”) (see note 30) and the Chartwell/CryptoLogic Sale (see note 8). The carrying amounts and the movements in the provisions during the period ended December 31, 2015 and year ended December 31, 2014 are as follows:

	Player bonuses and jackpots $000’s	Contingent consideration $000’s	Minimum revenue guarantee $000’s	Other $000’s	Total $000’s
Balance – January 1, 2015	9,724	419,640	28,118	1,968	459,450
Additional provision recognized	85,937	—	26,627	1,504	114,068
Payments	(85,842)	—	(33,680)	—	(119,522)
Accretion of discount	—	27,381	1,028	—	28,409
Discontinued operations	(7,464)	(316)	—	(2,042)	(9,822)
Reclassification	(16)	—	—	16	—
Foreign exchange translation losses	1,381	82,998	4,751	59	89,189
Balance at December 31, 2015	3,720	529,703	26,844	1,505	561,772
Current portion	3,720	10,152	10,890	—	24,762
Non-current portion	—	519,551	15,954	1,505	537,010

	Player bonuses and jackpots $000’s	Contingent consideration $000’s	Minimum revenue guarantee $000’s	Other $000’s	Total $000’s
Balance – January 1, 2014	4,245	987	—	—	5,232
Provisions acquired on business combinations	23,194	400,975	—	—	424,169
Additional provision recognized	42,800	7,604	45,815	1,866	98,085
Payments	(60,244)	—	(18,166)	(7)	(78,417)
Accretion of discount	—	9,384	469	—	9,853
Reclassification	(648)	256	—	109	(283)
Foreign exchange translation losses	377	434	—	—	811
Balance at December 31, 2014	9,724	419,640	28,118	1,968	459,450
Current portion	9,724	8,535	28,118	102	46,479
Non-current portion	—	411,105	—	1,866	412,971

26.	CUSTOMER DEPOSITS

Customer deposit liabilities relate to customer deposits which are held in multiple bank accounts that are segregated from those holding operational funds. Amaya holds customer deposits, along with winnings and any bonuses in trust accounts from which money may not be removed if it would result in a shortfall of such deposits. These deposits are included in current assets in the consolidated statements of financial position under cash and investments, which includes short term, highly liquid investments classified as available for sale investments. At December 31, 2015, the Corporation had $613.83 million (December 31, 2014 - $600.97 million) in customer deposits.

Additionally, at December 31, 2015, the Corporation had $60.20 million (December 31, 2014 - $89.94 million) in frequent player points, which are included in “other payables” under current liabilities in the consolidated statements of financial position (see note 24).

27.	SHARE CAPITAL

The authorized share capital of the Corporation consists of an unlimited number of common shares, with no par value, and an unlimited number of convertible preferred shares, with no par value, issuable in series.

	Common Shares Number	Preferred Shares Number	Common Shares $000’s	Preferred Shares $000’s
Opening balance, as at January 1, 2014	94,078,297	—	220,683	—
Issuance, net of transaction costs and warrants	34,984,025	1,139,356	649,618	725,820
Exercise of stock options	649,159	—	3,204	—
Exercise of warrants	3,132,860	—	57,770	—
Deferred income taxes in relation to share issuance costs	—	—	8,258	18,219
Ending balance, as at December 31, 2014	132,844,341	1,139,356	939,533	744,039
Exercise of stock options	1,096,564	—	6,648	—
Exercise of warrants	935,996	—	4,825	—
Deferred income taxes in relation to share issuance costs	—	—	(1,800)	(4,600)
Conversion of preferred shares	4,592	(107)	107	(107)
Repurchase of common shares	(1,455,300)	—	(10,260)	—
Ending balance, as at December 31, 2015	133,426,193	1,139,249	939,053	739,332

During the year ended December 31, 2015:

•

the Corporation issued 935,996 common shares for cash consideration of $4.02 million as a result of the exercise of warrants. The exercised warrants were initially valued at $808,000 using the Black-Scholes valuation model. Upon the exercise of such warrants, the value originally allocated to the warrants in reserves was reallocated to the common shares so issued.

•

the Corporation issued 1,096,564 common shares for cash consideration of $5.13 million as a result of the exercise of stock options. The exercised stock options were initially valued at $1.52 million using the Black-Scholes valuation model. Upon the exercise of such stock options, the value originally allocated to the stock options in reserves was reallocated to the common shares so issued.

•

the Corporation issued 4,592 common shares as a result of the conversion of preferred shares. The converted preferred shares were initially valued at $107,000 using the Black-Scholes valuation model. Upon the conversion of the preferred shares, the value originally allocated to the preferred shares was reallocated to the common shares so issued.

On February 13, 2015, the TSX approved the Corporation’s notice of intention to make a normal course issuer bid (“2015 NCIB”) to purchase for cancellation up to 6,644,737 common shares, representing approximately 5% of Amaya’s issued and outstanding common shares as of January 26, 2015. The Corporation was permitted to purchase the common shares at prevailing market prices and by means of open market transactions through the facilities of the TSX or by such other means as may be permitted by the TSX rules and policies. The 2015 NCIB terminated on February 17, 2016. The Corporation purchased and cancelled an aggregate of 1,455,300 common shares pursuant to the 2015 NCIB for an aggregate purchase price of approximately $45.5 million.

During year ended December 31, 2014:

•

the Corporation issued 3,132,860 common shares for cash consideration of $6.28 million as a result of the exercise of warrants. The exercised warrants were initially valued at $51.49 million using the Black-Scholes valuation model. Upon the exercise of the warrants, the value originally allocated to the warrants in reserves was reallocated to the common shares so issued.

•

the Corporation issued 649,159 common shares for cash consideration of $2.50 million as a result of the exercise of stock options. The exercised stock options were valued at $708,000 using the Black-Scholes valuation model. Upon the exercise of the stock options, the value originally allocated to the stock options in reserves was reallocated to the common shares so issued.

•

the Corporation issued 1,139,356 convertible preferred shares primarily to certain lenders for cash consideration of USD$1.05 billion ($1.14 billion) which was used to finance a portion of the Rational Group Acquisition. Each convertible preferred share has an initial principal amount of $1,000 and is convertible, at the holder's option, into approximately 44.21 common shares of the Corporation (December 31, 2014 – 41.67 common shares) based on the conversion price of $24 per common share, in each case, subject to dilution adjustments and including a 6% annual accretion over a 3 year period up to August 1, 2017, to the conversion ratio, compounded semi-annually. The Corporation can require a mandatory exercise of preferred shares on or after August 1, 2017, subject to certain conditions. Certain lenders of the Corporation acquired USD$871 million of these convertible preferred shares in connection with the Rational Group Acquisition.

•

the Corporation issued 34,984,025 common shares for cash consideration of $699.68 million which was used to finance a portion of the Rational Group Acquisition. The cash consideration was separated as follows :

o

$640 million of subscription receipts at $20 per subscription receipt which were automatically converted on a one-to-one basis into the Corporation’s common shares upon closing of the Rational Group Acquisition.

o	Certain lenders of the Corporation acquired USD $55 million ($59.68 million) of the Corporation’s common shares at $20 per share.
•

12,750,000 warrants representing an allocated fair value of $365.17 million between common shares and convertible preferred shares were issued in connection with the Rational Group Acquisition as well (see note 28).

28.	RESERVES

The following table highlights the classes of reserves included in the Corporation’s equity:

	Warrants $000’s	Stock options $000’s	Treasury shares $000’s	Cumulative translation adjustments $000’s	Available for sale investments $000’s	Derivatives $000’s	Other $000’s	Total $000’s (As adjusted - note 12)
Balance – January 1, 2014	2,831	3,209	—	8,838	—	—	(1,826)	13,052
Issuance of warrants	381,151	—	—	—	—	—	—	381,151
Cumulative translation adjustments	—	—	—	123,380	—	—	—	123,380
Stock-based compensation	—	6,237	—	—	—	—	—	6,237
Exercise of warrants	(51,491)	—	—	—	—	—	—	(51,491)
Exercise of stock options	—	(708)	—	—	—	—	—	(708)
Realized gains	—	—	—	(4,530)	(3,101)	—	—	(7,631)
Unrealized gains	—	—	—	—	18,833	—	—	18,833
Other	—	—	—	—	—	—	1,715	1,715
Balance – December 31, 2014	332,491	8,738	—	127,688	15,732	—	(111)	484,538
Cumulative translation adjustments	—	—	—	526,053	—	—	—	526,053
Stock-based compensation	—	18,107	—	—	—	—	—	18,107
Exercise of warrants	(808)	—	—	—	—	—	—	(808)
Exercise of stock options	—	(1,523)	—	—	—	—	—	(1,523)
Realized (gains) losses	—	—	—	40,561	(11,391)	(60,756)	—	(31,586)
Unrealized losses	—	—		—	(22,546)	(9,769)	—	(32,315)
Purchases of treasury shares	—	—	(35,293)	—	—	—	—	(35,293)
Put liability (note 22)	—	—	—	—	—	(7,811)	—	(7,811)
Other	1,151	—	—	—	—	—	(327)	824
Balance – December 31, 2015	332,834	25,322	(35,293)	694,302	(18,205)	(78,336)	(438)	920,186

Stock Options

Under the Corporation’s 2010 Stock Option Plan (the “Option Plan”) and 2015 Equity Incentive Plan (the “Equity Incentive Plan” and, together with the Option Plan, the “Plans”), an aggregate of 1,341,800 additional common shares were reserved for issuance as at December 31, 2015. Pursuant to the terms of the Plans, this reserve cannot exceed 10% of the issued and outstanding common shares of the Corporation at any time. At December 31, 2015, the stock options represented 8.99% of the issued and outstanding common shares of the Corporation.  Except in certain circumstances, the exercise price of the options issued under the Plans shall not be less than the market price of the common shares of the Corporation, which under the Option Plan is equal to the closing price of the common shares on the TSX on the business day immediately preceding the date of the grant and under the Equity Incentive Plan is equal to the greater of the closing price of the common shares on the TSX and any other exchange on which the common shares are then trading on the date of the grant. The options granted under the Option Plan have a maximum term of five years, which, pursuant to an amendment to the Option Plan approved by the Corporation’s shareholders on June 22, 2015, may be extended in certain circumstances for an additional two years. The options granted under the Equity Incentive Plan have a maximum term of ten years.  Subject to certain exceptions and as determined by the applicable plan administrator, options issued under the Option Plan since 2012 and under the Equity Incentive Plan generally vest in equal increments over four years, while options issued under the Option Plan in years prior to 2012 generally vested in equal increments over two years.

The following table provides information about outstanding stock options issued under the Plans:

	For the year ended		For the year ended
	December 31,		December 31,
	2015		2014
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Beginning balance	9,801,289	16.21	5,124,379	3.75
Transactions during the period:
Issued	4,018,500	26.40	5,963,300	24.78
Exercised	(1,096,564)	4.67	(649,159)	3.84
Forfeited	(722,406)	15.91	(637,231)	8.89
Ending balance	12,000,819	20.69	9,801,289	16.21

During the year ended December 31, 2015, the Corporation granted an aggregate of 4,018,500 stock options under the Plans.

The outstanding stock options issued under the Plans are exercisable at prices ranging from $1.00 to $35.30 per share and have a weighted average contractual term of 5.18 years.

The weighted average share price of options exercised during the year ended December 31, 2015 was $4.67 (December 31, 2014 – $3.84).

A summary of exercisable options per stock option grant under the Plans is as follows:

	Outstanding options		Exercisable options
Exercise prices $	Number of options	Weighted average outstanding maturity period (years)	Number of options	Exercise price $
1.00 to 7.95	2,066,494	1 to 3	1,876,749	1.00 to 7.95
4.20 to 32.81	1,561,775	3 to 5	789,025	4.20 to 32.81
8.43 to 35.30	8,372,550	5 to 7	1,143,575	8.43 to 35.30
	12,000,819	5.18	3,809,349	11.50

The Corporation recorded a compensation expense for the year ended December 31, 2015 of $18.11 million (December 31, 2014 – $6.24 million). As at December 31, 2015, the Corporation had $25.86 million of compensation expense related to the issuance of stock options to be recorded in future periods. Pursuant to an amendment to the Option Plan approved by the Corporation’s shareholders on June 22, 2015 and by the TSX, the options granted under the Option Plan may be extended in certain circumstances for an additional two years. The Corporation recorded an additional one-time compensation expense equal to the incremental fair value granted of $1.57 million with respect to certain fully and partially vested options subject to the extension as of the date of the modification.

The stock options issued during the years ended December 31, 2015 and 2014 were accounted for at their grant date fair value of $20.24 million, as determined by the Black-Scholes valuation model using the following weighted-average assumptions:

	2015	2014
Expected volatility	54%	62%
Expected life	3.75 to 6.25 years	3.75 years
Expected forfeiture rate	0%-17%	0%-17%
Risk-free interest rate	1.07%	1.07%
Dividend yield	Nil	Nil
Weighted average share price	$26.40	$24.78
Weighted average fair value of options at grant date	$5.04	$6.23

The expected life of the options is estimated using the average of the vesting period and the contractual life of the options. The expected volatility is estimated based on the Corporation’s public trading history on the TSX for the last 4.75 years. Expected forfeiture rate is estimated based on a combination of historical forfeiture rates and expected turnover rates.

Warrants

The following table provides information about outstanding warrants at December 31, 2015 and December 31, 2014:

	For the year ended		For the year ended
	December 31,		December 31,
	2015		2014
	Number of warrants	Weighted average exercise price $	Number of warrants	Weighted average exercise price $
Beginning balance	16,211,410	5.09	2,594,270	4.62
Issued	—	—	16,750,000	4.59
Exercised	(935,996)	4.29	(3,132,860)	2.00
Expired	(830)	3.00	—	—
Ending balance	15,274,584	5.14	16,211,410	5.09

The following table provides information about outstanding warrants per particular warrant grant:

Grant date	Expiry date	Number of warrants	Exercise price $
February 7, 2013	January 31, 2016	274,048	6.25
May 15, 2014	May 15, 2024	4,000,000	19.17
August 1, 2014	August 1, 2024	11,000,536	0.01
		15,274,584	5.14

During the year ended December 31, 2014, the Corporation issued 4,000,000 warrants in connection with the Mezzanine Facility representing an allocated fair value of $15.98 million. The warrants had an exercise price of $19.17 per common share effective as of June 20, 2014, representing the 5-day VWAP of the common shares on the TSX following the announcement of the then-potential Rational Group Acquisition. The warrants may be exercised during a period of 10 years from the date of issuance, and they are not listed on the TSX. In addition, the Corporation issued 12,750,000 warrants representing an allocated fair value of $365.17 million between common shares and convertible preferred shares in connection with the Rational Group Acquisition equity financing.  Each warrant has an exercise price of $0.01 and may be exercised during a period of 10 years from the date of issuance, and they are not listed on the TSX.

The warrants issued during the years ended December 31, 2015 and 2014 were accounted for at their grant date fair value, as determined by the Black-Scholes valuation model using the following weighted-average assumptions:

	2015	2014
Expected volatility	60%	60%
Expected life	10 years	10 years
Expected forfeiture rate	0.00%	0.00%
Risk-free interest rate	1.17%	1.17%
Dividend yield	Nil	Nil
Weighted average fair value of warrants at grant date	$28.64	$28.64

29.	FAIR VALUE

The Corporation determined that the carrying values of its short-term financial assets and liabilities approximate their fair value because of the relatively short periods to maturity of these instruments and low risk of credit.

The carrying amount of receivables under finance leases approximates their fair value because the interest rates approximate current market rates. On initial recognition, the fair value of amounts receivable under finance leases is established using a discounted cash-flow model.

Certain of the Corporation’s financial assets are measured at fair value at the end of each reporting period. The following table provides information about how the fair values of these financial assets are determined as at each of December 31, 2015 and December 31, 2014:

	As at December 31, 2015
	Fair value & carrying value	Level 1	Level 2	Level 3
	$000’s	$000’s	$000’s	$000’s
Funds - Available for sale	79,358	79,358	—	—
Bonds - Available for sale	125,893	125,893	—	—
Convertible debentures - Fair value through profit/loss	16,968	6,853	10,115	—
Equity in quoted companies - Available for sale, preferred shares, fair value through profit/loss	203,476	178,264	—	25,212
Equity in private companies - Available for sale	13,096	—	—	13,096
Derivatives	18,664	—	18,664
Total financial assets	457,455	390,368	28,779	38,308

Derivatives	34,358	—	25,912	8,446
Total financial liabilities	34,358	—	25,912	8,446

	As at December 31, 2014
	Fair value & carrying value	Level 1	Level 2	Level 3
	$000’s	$000’s	$000’s	$000’s
Funds - Available for sale	173,799	173,799	—	—
Bonds - Available for sale	122,528	122,528	—	—
Convertible debentures- Fair value through profit/loss	19,358	8,278	11,080	—
Equity in quoted companies - Available for sale	84,350	84,350	—	—
Equity in private companies - Available for sale	10,391	—	—	10,391
Total financial assets	410,426	388,955	11,080	10,391

The fair values of other financial assets and liabilities measured at amortized cost on the statements of financial position as at each of December 31, 2015 and December 31, 2014 are as follows:

	As at December 31, 2015
	Fair value	Level 1	Level 2	Level 3
	$000’s	$000’s	$000’s	$000’s
Promissory note	10,657	—	10,657	—
Total financial assets	10,657	—	10,657	—

First Lien Term Loans	3,074,436	3,074,436	—	—
USD Second Lien Term Loan	289,913	289,913	—	—
2013 Debentures	30,000	30,000	—	—
Total financial liabilities	3,394,349	3,394,349	—	—

	As at December 31, 2014
	Fair value $000’s	Level 1 $000’s	Level 2 $000’s	Level 3 $000’s
Promissory note	3,783	—	3,783	—
Total financial assets	3,783	—	3,783	—

First Lien Term Loans	2,291,497	2,291,497	—	—
USD Second Lien Term Loan	917,639	917,639	—	—
Senior Facility	284,041	—	284,041	—
Mezzanine Facility	127,488	—	127,488	—
2013 Debentures	30,006	30,006	—	—
Total financial liabilities	3,650,671	3,239,142	411,529	—

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring the fair value of an asset or a liability, the Corporation uses market observable data to the extent possible. If the fair value of an asset or a liability is not directly observable, it is estimated by the Corporation using valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs (e.g., by the use of the market comparable approach that reflects recent transaction prices for similar items, discounted cash flow analysis, or option pricing models refined to reflect the Corporation’s specific circumstances). Inputs used are consistent with the characteristics of the asset or liability that market participants would take into account.

For the Corporation’s financial instruments which are recognized in the consolidated statements of financial position at fair value, the fair value measurements are categorized based on the lowest level input that is significant to the fair value measurement in its entirety and the degree to which the inputs are observable. The significance levels are classified as follows in the fair value hierarchy:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and
•	Level 3 – Inputs for the asset or liability that are not based on observable market data.

Transfers between levels of the fair value hierarchy are recognized by the Corporation at the end of the reporting period during which the transfer occurred. There were no transfers in or out of Level 1, 2 or 3 during the year ended December 31, 2015.

Reconciliation of Level 3 fair values

The following table shows a reconciliation from opening balances to the closing balances for Level 3 fair values:

Level 3 Asset
$000’s
Balance – January 1, 2014	—
Acquisition through business combination	10,032
Purchases	11
Unrealised gain included in other comprehensive income	348
Balance – December 31, 2014	10,391
Acquisition through business divestiture	38,821
Purchases	646
Loss included in Income from investments	(13,518)
Unrealised gain included in other comprehensive income	1,968
Balance – December 31, 2015	38,308

Level 3 Liability
$000’s
Balance – December 31, 2014	—
Issuance of put liability (note 22)	8,446
Balance – December 31, 2015	8,446

30.	SALE OF SUBSIDIARY

In February 2014, one of the Corporation’s subsidiaries completed the sale of all of the issued and outstanding shares of WagerLogic to Goldstar Acquisitionco Inc. (“Goldstar”) for approximately $70 million, less a closing working capital adjustment of approximately $7.5 million and subject to further customary post-closing adjustments, satisfied through cash consideration of $52.5 million and a vendor take-back in the form of a promissory note of $10 million, bearing interest at 6.0% per annum payable semi-annually in arrears starting on the second anniversary of the closing date and maturing on the fourth anniversary of the closing date. The share purchase agreement for this divestiture also provides for a bonus payment of US$10 million to be paid by Goldstar to the Corporation if CryptoLogic Operations Limited (“Cryptologic Operations”) achieves an annual net revenue target of at least US$30 million during the second year following the closing date (payable in 12 monthly installments during the third year following the closing date), and an additional bonus payment of US$10 million if CryptoLogic Operations achieves an annual net revenue target of at least US$40 million during the third year following the closing date (payable in 12 monthly installments during the fourth year following the closing date). As of December 31, 2015, Cryptologic Operations did not achieve the first annual net revenue target and as such, the Corporation did not receive the applicable additional bonus payment. The Corporation currently does not expect Cryptologic Operations to achieve the second annual net revenue target either.

Until the Corporation completed the Chartwell/Cryptologic Sale, it continued to license online casino games to WagerLogic. The Corporation and certain of its subsidiaries also entered into a two-year revenue guarantee agreement under which they jointly and severally guaranteed the financial obligations of such subsidiaries under the service agreements related to the same. During such two-year period under the revenue guarantee agreement, the Corporation paid to CryptoLogic Operations approximately $7.64 million, of which $4.51 million was offset against the $10 million promissory note.

31.	STATEMENT OF CASH-FLOWS

Changes in non-cash operating elements of working capital were as follows:

	For the years ended December 31,
	2015	2014
	$000’s	$000’s
Accounts receivable	47,956	(3,381)
Prepaid expenses	(6,316)	5,194
Accounts payable and accrued liabilities	25,565	16,996
Provisions	(7,051)	(17,130)
Customer deposits	(72,652)	(9,452)
Other	1,595	8,050
Total	(10,903)	277

32.	CONTINGENT LIABILITIES

As part of management’s ongoing regulatory compliance and operational risk assessment process, management monitors legal and regulatory developments and proceedings, and their potential impact on the business.

Given the nature of the legal and regulatory landscape of the industry in which it operates, from time to time the Corporation has received notices, communications and legal actions from regulatory authorities in various jurisdictions and other parties in respect of its activities. The Corporation has taken legal advice as to the manner in which it should respond and the likelihood of success of such actions. Based on this advice and the nature of the actions, no provisions have been recorded with respect to legal proceedings for the year ended December 31, 2015.

Prior to the Rational Group Acquisition, the Commonwealth of Kentucky, ex. rel. J. Michael Brown, Secretary of the Justice and Public Safety Cabinet, filed a legal proceeding against Oldford Group and certain affiliates thereof (the “Oldford Parties”) and various other defendants (the “Kentucky Proceeding”), pursuant to which the Commonwealth sought to recover alleged gambling losses on behalf of Kentucky residents who played real-money poker on the PokerStars website during the period between October 12, 2006 and April 15, 2011. On August 12, 2015, the trial court in the Kentucky Proceeding entered a default judgment against the Oldford Parties following certain alleged discovery failures, including by certain former owners of Oldford Group, and partial summary judgement on liability in favor of the Commonwealth. On December 23, 2015, the trial court entered an order for damages in the amount of approximately USD $290 million, which the trial court trebled to approximately USD $870 million.  The Corporation believes the action is frivolous and will vigorously dispute the liability. The Corporation has filed a notice of appeal to the Kentucky Court of Appeals and posted the statutory USD $100 million supersedes bond to stay enforcement of the order for damages during the pendency of the appeals process.  The posting of the bond required the delivery of the Bond Collateral.  To the extent the Oldford Parties may be ultimately obligated to pay any amounts pursuant to a final adjudication following exhaustion of all appeals and other legal options, the Corporation intends to seek recovery against the former owners of Oldford Group.

33.	FINANCIAL INSTRUMENTS

Foreign Exchange Risk

As at December 31, 2015, the Corporation’s significant foreign exchange currency exposure on its financial instruments by currency was as follows (in Canadian dollar equivalents):

	USD	EUR	GBP
	$000’s	$000’s	$000’s
Cash	219,230	136,018	12,203
Restricted cash	159,011	4,534	—
Available for sale investments	315,232	18,853	—
Accounts receivable	28,990	36,591	10,782
Income tax receivable	—	36,167	—
Derivatives	5,552	13,112	—
Accounts payable and accrued liabilities	(86,126)	(47,898)	(36,347)
Other payables	(7,395)	(48,147)	—
Income tax payable	(2,036)	(33,519)	(794)
Provisions	(535,591)	(1,676)	—
Derivatives	(11,469)	(22,889)	—
Customer deposits	(479,362)	(122,519)	(8,278)

The table below details the effect on earnings before tax of a 10% strengthening or weakening of the Canadian Dollar exchange rate at the balance sheet date for balance sheet items denominated in USD, EUR and GBP:

10% Strengthening (weakening)
Currency	$000’s
USD	(44,216)
EUR	(4,083)
GBP	(2,243)

Interest Rate Risk

The Corporation was exposed to fair value interest rate risk with respect to the 2013 Debentures which bore a fixed rate of interest. The Corporation is also exposed to fair value interest rate risk with respect to its USD First Lien Term Loan, which it hedged through the Swap Agreements by fixing the interest rate on the same. The Corporation is exposed to cash flow interest rate risk on its EUR First Lien Term Loan and USD Second Lien Term Loan which bear interest at variable rates. A one percentage point increase in interest rates would have decreased net earnings before income taxes by approximately $11.20 million for the year, with all other variables held constant.  The EUR First Lien Term Loan and USD Second Lien Term Loan each have a floor of 1.00% for the LIBOR and Euribor and as such, the interest rate cannot decrease below 5.00% and 8.00%, respectively. Management monitors movements in the interest rates by reviewing the Bank of Canada prime rate, Euribor and Libor on a quarterly basis.

Credit Risk

Trade receivables include amounts that are past due at the end of the reporting period for which the Corporation has not recognized an allowance for doubtful debts because there has not been a significant change in credit quality and the amounts are still considered recoverable.

Age of receivables that are past due but not impaired:

	December 31,	December 31,
	2015	2014
	$000’s	$000’s
Past due less than 181 days	2,602	3,847
Past due more than 181 days	1,427	3,203
Total	4,029	7,050

The allowance for doubtful accounts is $nil as at December 31, 2015 (December 31, 2014 – $822,000).

Age of impaired trade receivables:

	December 31,	December 31,
	2015	2014
	$000’s	$000’s
Past due less than 181 days	—	563
Past due more than 181 days	578	4,431
Total past due	578	4,994

Liquidity Risk

Liquidity risk is the Corporation’s ability to meet its financial obligations when they come due. The Corporation is exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Corporation manages liquidity risk by continuously monitoring forecast and actual cash flows and matching maturity profiles of financial assets and liabilities. The Corporation’s objective is to maintain a balance between continuity of funding and flexibility through borrowing facilities available through the Corporation’s bank and other lenders. The Corporation’s policy is to ensure adequate funding is available from operations, established lending facilities and other sources as required.

The Corporation’s ability to make scheduled payments on or to refinance its debt obligations and to make distributions to enable it to service its debt obligations depends on its financial and operating performance and the ability to generate cash from its operations. These variables are subject to prevailing economic and competitive conditions and to certain financial, business, legal, regulatory and other factors beyond the Corporation’s control, including fluctuations in interest rates, market liquidity conditions, operating costs and trends in its industry. If the Corporation’s cash flows and capital resources are insufficient to fund its debt service obligations, then it may be forced to reduce or delay activities and capital expenditures, sell assets, seek additional capital, or restructure or refinance its indebtedness. Depending on the capital markets at the time of any such restructuring or refinancing, it is possible that such restructuring or refinancing could be available, if at all, only on unattractive terms, leading to significant increases in debt service costs and interest expenses and could potentially result in additional restrictions on the Corporation’s operations. Any required refinancing or restructuring may not be successful and may not permit the Corporation to meet its scheduled debt service obligations. In such circumstances, the Corporation could face inadequate liquidity and might be required to dispose of material assets or operations to meet debt service and other obligations. Based on the Corporation’s currently available funds, current revenue and continued growth expectations, and the funds available from the Credit Facility, management believes that the Corporation will have the cash resources necessary to satisfy current working capital needs, fund development activities and other capital expenditures for at least the next 12 months.

Customer deposit liabilities relate to customer deposits which are held in segregated multiple bank accounts from those holding operational funds. These deposits are included in current assets in the consolidated statements of financial position under cash and investments (see note 26).

The following table provides information about the terms of the Corporation’s financial obligations and liabilities:

	On	Less than 1	2 to 5	Greater than
	demand	year	years	5 years
	$000’s	$000’s	$000’s	$000’s
Accounts payable and accrued liabilities	194,168	—	—	—
Other payables	9,803	56,347	787	—
Provisions	12,271	12,490	537,010	—
Customer deposits	613,831	—	—	—
Income tax payable	39,965	—	—	—
Long-term debt*	—	253,204	1,328,212	2,998,329
Total	870,038	322,041	1,866,009	2,998,329

*	includes capital and interest

34.	RELATED PARTY TRANSACTIONS

Key management of the Corporation includes the members of the board of directors, the Chairman and Chief Executive Officer, Chief Financial Officer, Executive Vice-President, Corporate Development and General Counsel, and certain other key members, which include certain members of management of the Corporation’s subsidiaries.

The compensation of such key management for the years ended December 31, 2015 and 2014 included the following:

	For the years ended December 31,
	2015	2014
	$000’s	$000’s
Salaries, bonuses and short-term employee benefits	8,349	3,841
Director retainers	302	206
Stock-based payments	5,182	2,143
	13,833	6,190

The remuneration of the Chairman and Chief Executive Officer, Chief Financial Officer, and Executive Vice-President, Corporate Development and General Counsel consists primarily of a salary, cash bonuses and share-based payments.

On February 1, 2016, the Corporation reported that it received a non-binding indication from its Chairman and Chief Executive Officer, David Baazov, that he intends to make an all-cash proposal to acquire the Corporation at a price currently estimated by Mr. Baazov to be $21.00 per Common Share. Amaya was also subsequently notified that its Executive Vice President, Corporate Development & General Counsel, along with three other employees, may be participating in Mr. Baazov’s potential transaction proposal. Under the credit agreements governing the First Lien Term Loans and the USD Second Lien Term Loan, a "Change of Control" (as defined in such credit agreements), which would permit the applicable lenders to, among other things, accelerate the repayment of any and all amounts outstanding thereunder, will generally not occur if Mr. Baazov, or in the case of the credit agreement governing the First Lien Term Loans, the “Baazov Family” (as defined in such credit agreement), acquires or is part of a group that acquires beneficial ownership of the greater of (A) 35% of the voting stock of the Corporation and (B) the percentage of the voting stock beneficially owned in the aggregate, directly or indirectly, by "Permitted Holders" (as defined in the credit agreements).

35.	SUBSEQUENT EVENTS

On February 22, 2016, in connection with the Kentucky Proceeding, the Corporation filed a notice of appeal to the Kentucky Court of Appeals and posted a USD$100 million supersedeas bond. The posting of the bond required delivery of the Bond Collateral (see note 19).  In the future, the pledged cash portion of the Bond Collateral will appear as restricted cash on the Corporation’s consolidated statement of financial position.